Mandatory publication pursuant to Section 27 (3) Clause 1, 14 (3) Clause 1 of the German Securities Acquisition and Takeover Act (WpÜG)

Joint Opinion of the Management and Supervisory boards
of
Biofrontera AG
Leverkusen, Germany,

pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG)

concerning the Voluntary Public Purchase Offer in the form of a Partial Offer by
Deutsche Balaton Biotech AG
Heidelberg, Germany,
to the shareholders of
Biofrontera AG

relating to the purchase of up to 6,250,000 ordinary registered shares of Biofrontera AG against payment of a consideration per share in cash of EUR 1.00 as well as the transfer of a Warrant pursuant to the Offer Document

Shares of Biofrontera AG:
International Securities Identification Number (ISIN) of the shares of Biofrontera AG: DE0006046113
Wertpapierkennummer (German Securities Identification Number – WKN) of the shares of Biofrontera AG: 604611
ISIN of the shares of Biofrontera AG with dividend entitlement from 1 January 2018: DE000A2LQ1W2
WKN of the shares of Biofrontera AG with dividend entitlement from 1 January 2018: A2LQ1W
ISIN of Biofrontera Shares Tendered For Sale: DE000A2LQ8A3
WKN of Biofrontera Shares Tendered For Sale: A2LQ8A

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List of contents

1	Introduction			5

2	Information about this opinion			6

	2.1	Legal bases of this opinion		6

	2.2	Opinion of the employees of Biofrontera AG		6

	2.3	Effective bases of this opinion		7

	2.4	Publication of this opinion and any additional opinions relating to potential modifications to the offer		8

	2.5	Biofrontera shareholders’ own responsibility to examine the offer		9

3	Summary of the main points of this opinion			9

4	Information about the Biofrontera Group			12

	4.1	Biofrontera Group companies		12

		4.1.1	Biofrontera AG	12

		4.1.2	Biofrontera Group / subsidiaries of Biofrontera AG	19

	4.2	Operating activities of the Biofrontera Group		20

		4.2.1	Description of operating activities	20

		4.2.2	Overview of milestones in the Company’s successful development to date	20

	4.3	Selected financial and corporate data for the Biofrontera Group		22

		4.3.1	2017 fiscal year	23

		4.3.2	Trends during the 01/01/2018 to 31/03/2018 period	23

		4.3.3	Description of business trends during the first quarter of 2018	24

		4.3.4	Employees	24

5	Information about the Bidder			24

	5.1	The Bidder		24

	5.2	Bidder’s shareholder structure		25

	5.3	Overview of the Bidder’s shareholder structure		26

	5.4	Corporate purpose of the Bidder		26

	5.5	No relevant operative experience of the Bidder and persons acting in concert with it in the area of developing and selling pharmacological products		26

6	Information relating to the offer			27

	6.1	Relevance of the Offer Document		27

	6.2	Summary of the offer		27

	6.3	Consideration offered by the Bidder		29

	6.4	Acceptance period		29

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		6.4.1	Original acceptance period	29

		6.4.2	Statutory regulations concerning extending the acceptance period	29

		6.4.3	Convening of the General Meeting of Shareholders of Biofrontera AG / extended acceptance period	29

	6.5	No offer conditions		31

	6.6	Rights of withdrawal		31

7	Type and level of consideration offered			31

	7.1	No statutory regulations concerning the type and level of consideration		32

	7.2	Type of consideration		32

	7.3	Main structure of the Warrant		32

		7.3.1	Rights, duration	32

		7.3.2	Tag-along rights	33

		7.3.3	Participation in capital increases	34

		7.3.4	Participation in dividend payments	34

	7.4	Economic effect of the Warrant		34

	7.5	Assessment of the warrant terms		35

		7.5.1	Lack of investors’ control over the Bidder’s actions	35

		7.5.2	Costs borne by the investor	36

		7.5.3	Additional issuer risk	36

		7.5.4	Expiry	36

		7.5.5	Restricted or even a lack of tradability of the Warrant	36

		7.5.6	Tax risks	37

		7.5.7	Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion	37

		7.5.8	Assessment of the consideration by the Management and Supervisory boards	49

8	Concerning the Bidder’s intentions and prospective consequences of a successful offer for the Biofrontera Group			39

	8.1	Intentions communicated by the Bidder		39

		8.1.1	Expanding the possibility to exert influence over Biofrontera AG	40

		8.1.2	Modifications to the Management and Supervisory boards	40

		8.1.3	Employees, employment terms and employee representations	41

		8.1.4	Company domicile of Biofrontera AG, location of significant parts of the Company	41

		8.1.5	Structural measures	41

		8.1.6	Assets and liabilities of Biofrontera AG	41

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		8.1.7	Initiation of special audits	41

		8.1.8	Prevention of an “early takeover”	42

		8.1.9	Continuation of litigation	42

		8.1.10	Objectives relating to the Bidder	42

	8.2	Evaluation of the Bidder’s objectives and intentions by the Management and Supervisory boards		42

		8.2.1	The objectives communicated in the Offer Document relating to changes to the Management and Supervisory boards appear incomplete	42

		8.2.2	Modifications to the Management and Supervisory boards	43

		8.2.3	Special audits	45

		8.2.4	Employees, employment terms and employee representations	46

		8.2.5	Company domicile of Biofrontera AG, location of significant parts of the Company	46

		8.2.6	Structural measures	46

		8.2.7	Assets and liabilities of Biofrontera AG	47

		8.2.8	Prevention of an “early takeover”	47

		8.2.9	Continuation of litigation	47

		8.2.10	Objectives relating to the Bidder	47

	8.3	Summarizing appraisal of the Bidder’s objectives		48

9	Interests of the Management and Supervisory boards of Biofrontera AG			48

	9.1	No guarantee or prospect of benefits		48

	9.2	Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this opinion / Voting abstentions		48

10	Intention of the members of the Management and Supervisory boards to accept the offer			49

	10.1	Management Board		49

	10.2	Supervisory Board		49

11	Summarizing opinion of the Management and Supervisory boards			50

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1	Introduction

On 25 April 2018, pursuant to Section 10 (1) Clause 1 of the German Securities Acquisition and Takeover Act (“WpÜG” ), Deutsche Balaton Biotech AG, with company domicile in Frankfurt am Main, Germany, entered in the commercial register of Frankfurt am Main Municipal Court under Commercial Register Sheet No. 111190 (the “Bidder”, announced its decision to issue a voluntary public purchase offer in the form of a partial offer for up to 6,250,000 shares of Biofrontera AG, entered in the commercial register of Cologne Municipal Court under Commercial Register Sheet No. 49717, (“Target Company” or “Biofrontera AG”, whereby Biofrontera AG with its participating interests is also referred to as the “Biofrontera Group”). The shares of Biofrontera AG are registered shares and have a notional interest in the share capital of EUR 1.00 each (individual share certificates).

On 28 May 2018, pursuant to Section 14 (2) and (3) WpÜG, the Bidder published the Offer Document in the meaning of Section 11 WpÜG (“Offer Document”) for the Bidder’s offer to the shareholders of Biofrontera AG (each individually “Biofrontera shareholder” and jointly “Biofrontera shareholders”) concerning the acquisition of up to 6,250,000 ordinary registered shares of Biofrontera AG with the ISIN DE0006046113 (hereinafter referred to individually as the “Biofrontera share” and together as the “Biofrontera shares”) against

(i)	payment of a consideration in cash of EUR 1.00 per Biofrontera share and the

(ii)	transfer of a warrant (“Warrant”) according to the terms of the Offer Document (“Offer”).

In other words, the Offer is addressed to Biofrontera shareholders and relates to the acquisition of up to 6,250,000 ordinary registered shares of Biofrontera AG (ISIN DE0006046113), including all related rights, especially the voting right, as of the time of the processing of the offer.

It is recommended that the Offer Document be read in full. The Management and Supervisory boards point out that they are unable to examine and assess whether, if they accept the offer, Biofrontera shareholders are acting in accordance with all legal requirements affecting them personally. In particular, the Management and Supervisory boards recommend that all individuals receiving the Offer Document outside the Federal Republic of Germany, or that wish to accept the Offer but are subject to the securities acts of another legal jurisdiction than the Federal Republic of Germany, inform themselves concerning such acts and comply with them.

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2	Information about this opinion

2.1	Legal bases of this opinion

Pursuant to Section 27 (1) Clause 1 WpÜG, the Target Company’s Management and Supervisory boards are required to issue a substantiated opinion relating to a purchase offer and to any modification of the purchase offer. The opinion of the Management and Supervisory boards can be issued as a joint opinion.

The Management and Supervisory boards of Biofrontera AG hereby issue their joint opinion (“Opinion”) pursuant to Section 27 WpÜG relating to the Bidder’s Offer. In their opinion, the Management and Supervisory boards are required pursuant to Section 27 (1) Clause 2 WpÜG to especially address

–	the type and level of consideration offered,

–	the prospective consequences of the successful offer for the Target Company, the Target Company’s employees, the employment conditions and the locations of the Target Company,

–	the objectives pursued by the Bidder with the offer, and

–	the intention of the members of the Management and Supervisory boards, to the extent that they are holders of securities in the Target Company, to accept the offer.

2.2	Opinion of the employees of Biofrontera AG

If the respective Works Council, or, to the extent that such a body does not exist – as is the case with Biofrontera AG – the employees of the Target Company directly convey an opinion relating to the Offer to the Management Board, the Management Board is required to append such an opinion to its opinion. The employees of Biofrontera AG are required to convey to the Management Board their own opinion relating to the Offer (“Employees’ Opinion”). The employees’ opinion is attached to this opinion as Annex 2.1.

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2.3	Effective bases of this opinion

All information, expectations, forecasts, estimates, valuations and forward-looking statements as well as statements of intent contained in this opinion are based on information available to the Management and Supervisory boards on the date of this opinion based on their tasks and powers. They convey their estimates, assumptions and intentions existing as of this date, which can change after the date of this opinion. Above and beyond obligations pursuant to German law – specifically the WpÜG – the Management and Supervisory boards do not assume any obligation to update this opinion.

The statements made in this opinion relating to the Bidder, its affiliated companies and individuals acting in concert with the Bidder are based exclusively on publicly accessible information, especially the Offer Document. The Management and Supervisory boards point out that they are unable to verify disclosures made by the Bidder in the Offer Document – apart from those originating directly within the Biofrontera Group – or the Bidder’s communicated intentions, and to ensure that they are implemented or complied with. The Management and Supervisory boards point out that the Bidder’s intentions and objectives as conveyed in the Offer Document can change at a later date.

The Management and Supervisory boards have not undertaken their own independent review of the Offer, or of the Offer Document in relation to compliance with all – especially foreign – capital-market and securities legislation. According to the presentation in the Offer Document, the German Federal Financial Supervisory Authority (“BaFin”) has examined the Offer Document as published in the German language for its consistency with the WpÜG and the WpÜG Offer Directive (“WpÜG-AngVO”) and approved its publication on this basis on 23 May 2018. An examination of the Offer Document and the approval of its publication by other regulators, especially the United States Securities and Exchange Commission (“SEC”), has not occurred.

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To the extent that this opinion includes forward-looking statements, these do not represent facts, and are characterized by the words “become”, “expect”, “believe”, “estimate”, “intend”, “endeavor”, “assume” and similar or comparable expressions. Such disclosures express intentions, opinions or current expectations and assumptions on the part of the Management and Supervisory boards. Forward-looking statements are based on current plans, estimates and forecasts, which the Management and Supervisory boards have prepared according to the best of their knowledge, but they do not make assertions concerning their future correctness or occurrence. Forward-looking statements are subject to risks and uncertainties which are mostly very difficult to predict and which do not lie within the Management and Supervisory boards’ sphere of influence.

References to time in this opinion relate, unless stated otherwise, to local time in Frankfurt am Main, Germany. To the extent that formulations such as “currently”, “at present”, “now”, “presently” or “today” are utilized in this opinion, they relate to the date of this opinion.

2.4	Publication of this opinion and any additional opinions relating to potential modifications to the offer

This opinion and any supplements or updates will be published on the Internet on the Company’s website at

http://www.biofrontera.com

under the heading “Investors” under “Purchase Offer by Deutsche Balaton Biotech AG”: https://www.biofrontera.com/en/Tender_Offer.html

Copies of the opinion are available free-of-charge from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany (order by fax to +49(0)214-87632-90 or by email to ir@biofrontera.com). It is also announced in the German Federal Gazette (Bundesanzeiger) under www.bundesanzeiger.de that the opinion is available at the aforementioned address, and that the publication of the opinion on the Internet has been realized on the aforementioned Internet page.

This opinion will be published in German. Furthermore, in the USA, because of the stock market listing there of American Depositary Shares (“ADS”), each of which securitizes two ordinary shares of Biofrontera AG, a publication of the opinion will occur there in accordance with the relevant provisions and instructions of the SEC.

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2.5	Biofrontera shareholders’ own responsibility to examine the offer

The Management and Supervisory boards of the Target Company point out that their statements and judgements in this opinion are in no way binding for Biofrontera shareholders. Instead, Biofrontera shareholders are themselves responsible for drawing conclusions deriving from the Offer or from other accessible sources, and for acting accordingly. In this context, they themselves are responsible for deciding whether to accept the Offer or not.

To the extent legally permissible, the Management and Supervisory boards as well as the Target Company assume no liability for the instance that an acceptance or non-acceptance of the Offer should prove economically disadvantageous for Biofrontera shareholders or for the Target Company.

Above and beyond this, the Management and Supervisory boards point out that they can provide no assessment as to the tax consequences that can arise for the individual Biofrontera shareholder from acceptance or non-acceptance of the Offer. The Management and Supervisory boards recommend that Biofrontera shareholders obtain tax advice that takes into consideration their personal tax situation before deciding whether to accept or not.

If and to the extent that Biofrontera shareholders are unable to make an independent assessment of the Offer, they should consider obtaining expert advice, such as through contacting their personal investment adviser and tax adviser.

3	Summary of the main points of this opinion

The following summary of the main points of this opinion serves as an overview. It does not include all of the information included in the opinion. In their own interests, the shareholders of the Target Company should not rely solely on this summary, but instead examine this opinion and the Offer Document in full and in detail.

The main points of this opinion are as follows:

–	In this offer procedure, the Bidder is not obligated to offer to Biofrontera shareholders an economically appropriate consideration within the framework of legal regulations, but has instead freely determined the type and level of the consideration it is offering.

–	The consideration offered by the Bidder is financially inappropriate. This has been shown by an opinion concerning the financial appropriateness of the consideration on offer in the meaning of IDW S 8, as produced by an independent financial auditing company.

–	With the purchase of the Warrants, the Biofrontera shareholder accepting the Offer enters into an additional issuer risk.

–	Biofrontera shareholders accepting the Offer have only the possibility to receive one Biofrontera share in return when exercising the Warrant granted as consideration by the Bidder if they spend the EUR 1.00 Cash Component rendered by the Bidder for this purpose. In this context, Biofrontera shareholders accepting the Offer should examine whether they potentially have sufficient funds until the end of the warrant term to buy back the Biofrontera share sold to the Bidder. This applies especially in relation to the question as to whether Biofrontera shareholders accepting the Offer might be required to pay taxes on the Cash Component of EUR 1.00 and also on the Warrant’s value. Tax authorities could interpret the acceptance of the Offer as a sale of the Biofrontera shares and regard the value of the consideration, including the Warrants, as taxable capital income. To this extent, it would be conceivable that the cash payment of EUR 1.00 per Biofrontera share for which the Offer is accepted must be utilized to a large extent, or even in its entirety, for taxes incurred. Exercising of the Warrants could lead to further tax payments, as this could be interpreted as a sale of the Warrants. For this reason, it is essential to obtain binding clarification concerning the tax component before taking up this Offer.

–	As a matter of principle, the Warrants can be exercised at any time until the end of the term with the exception of periods (i) from the date of the announcement of the convening of a General Meeting of the Shareholders of Biofrontera AG in the German Federal Gazette (Bundesanzeiger) or (ii) the submission of a demand for the convening of a General Meeting of Shareholders by Deutsche Balaton AG to Biofrontera AG, in each case until the end of the day of the respective General Meeting of Shareholders or the withdrawal of the demand for the convening of such a meeting. In other words, Deutsche Balaton AG can decide whether to suspend the possibility of exercising the Warrant through submitting a demand to convene a General Meeting of Shareholders to Biofrontera AG at any time as it sees fit.

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-	According to information provided by the Bidder, stock market trading in the Warrants as of the date of the publication of the Offer Document is intended, but not yet ensured. Pursuant to the Offer Document, if stock market trading occurs, it can also occur that warrant holders are unable to sell the Warrants at the desired time, at the desired price or in the desired number.

-	If Warrants are not exercised by the end of the term, they expire worthless from the holder’s perspective. In this case, Biofrontera shareholders accepting the Offer would have sold their shares to the Bidder for EUR 1.00 each. This is also the case if warrant holders are prevented from exercising through no fault of their own, such as due to illness.

-	The Bidder does not disclose in the Offer Document the strategic or operative targets for which it is aiming, especially in terms of the considerable personnel changes it is targeting on the Management and Supervisory boards.

-	Given the fact that the Offer Document does not specify any single potential benefit that the Biofrontera Group could derive strategically or operatively from the considerable targeted restructuring of the Management and Supervisory boards, the targeted modifications appear arbitrary.

-	In the assessment of Biofrontera AG, the Bidder and individuals acting in concert with it have no proven practical experience of any type or other relevant expertise in the Biofrontera Group’s area of activity. For this reason, implementing the Bidder’s ideas for the future composition of the Management and Supervisory boards poses a serious risk to the further development and growth of the Biofrontera Group.

-	In the assessment of Biofrontera AG, the main effect of accepting the Offer and the rights connected with the Warrant is that the voting rights from the Biofrontera shares for which the Offer is accepted transfer to the Bidder until the Warrant is exercised. Otherwise, the Warrant holders are largely positioned as if they were owners of Biofrontera shares.

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-	As a result, Biofrontera shareholders accepting the Offer thereby bear the full risk – apart from the cash payment of EUR 1.00 per Biofrontera share they receive – deriving from the type and manner of exercising the voting rights by the Bidder. In this context, given the restricted exercisability of the Warrants for Biofrontera shareholders accepting the Offer, the possibility does not even exist to prevent the Bidder from exercising the voting rights if, after the General Meeting of Shareholders is convened or following a demand for the convening of the General Meeting of Shareholders, from the perspective of the warrant holder the prospective exercising of the voting right by the Bidder stands at variance with the interests of the warrant holder.

-	No guarantee exists that the Bidder will exercise voting rights from the transferred Biofrontera shares either as announced in the Offer Document, or in accordance with the interests of Biofrontera shareholders accepting the Offer.

-	Biofrontera shareholders accepting the Offer forego their possibility to co-determine the fortunes of Biofrontera AG and instead transfer this important shareholder right to the Bidder; Biofrontera shareholders accepting the Offer must nevertheless bear the risks inherent in actions the Bidder undertakes.

-	For this reason, accepting the Offer can only be considered by those Biofrontera shareholders that regard it as possible that the Bidder will exercise the voting right from the Biofrontera shares that have been sold to the Bidder more appropriately than is possible for the Biofrontera shareholder itself, and if the Biofrontera shareholder cannot achieve a more suitable exercise in another manner (such as by having voting rights be exercised by a third party) and at the same time the economic benefit from the more suitable exercising of voting rights is regarded as so significant that it more than offsets the disadvantages from the Offer that have been presented.

By way of conclusion, the Management and Supervisory boards are of the opinion that the consideration offered by the Bidder is insufficient.

Furthermore, the Management and Supervisory boards assess the intentions relating to the Target Company as expressed by the Bidder in the Offer Document as negative. For this reason, they are of the opinion that a successful execution of the Offer in no way lies in the interests of Biofrontera AG, the Biofrontera Group, its employees and Biofrontera shareholders, but instead could significantly damage them. Based on this and in accordance with the explanations contained in this opinion, the Management and Supervisory boards, based on their knowledge and assessments as of the date of this opinion, consequently recommend that the shareholders of the Target Company do not accept the Offer. Instead, it appears more reasonable to the Management and Supervisory boards that the Biofrontera shareholders themselves exercise their voting rights deriving from their Biofrontera shares, or, if required, authorize a third party accordingly, in order to be able to act flexibly, instead of transferring with the Biofrontera shares the voting right to the Bidder, while nonetheless being required to continue to largely bear the entirety of the economic risk deriving from the Biofrontera shares.

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4 Information about the Biofrontera Group

4.1 Biofrontera Group companies

4.1.1 Biofrontera AG

(a) Legal form, domicile and corporate purpose

Biofrontera AG is a public stock corporation formed under German law and with its corporate domicile in accordance with the Company’s bylaws located in Leverkusen, Germany. It is registered in the commercial register of Cologne Municipal Court under Commercial Register Sheet No. 49717. The Company’s purpose in accordance with the bylaws of Biofrontera AG is to research, develop and sell pharmaceuticals, as well as to act as a holding company, in other words, to acquire and manage companies or interests in companies. Biofrontera AG heads the Biofrontera Group as a holding company.

The Company’s address is: Hemmelrather Weg 201, 51377 Leverkusen.

(b) Capital structure of Biofrontera AG

Share capital

The share capital of Biofrontera AG currently amounts to EUR 44,506,980. It is divided into 44,506,980 ordinary registered shares with a notional interest in the share capital of EUR 1.00 per share. Each share grants its holder one vote. The Company holds no treasury shares as of the date of convening the General Meeting of Shareholders. It should be noted that the amount of share capital entered in the Company’s share register and included in the Company’s bylaws amounts to EUR 44,416,828, divided into 44,416,828 shares. Above and beyond these amounts, a further 90,152 new shares have been issued from Conditional Capital, so that the number of shares and voting rights stands at a total amount of 44,506,980. An entry of these 90,152 new shares in the Company’s commercial register is not required for their origination (see Section 201 AktG).

The shares that are dividend-entitled from 1 January 2017 are securitized in ISIN DE0006046113. The shares that are dividend-entitled from 1 January 2018 are securitized in ISIN DE000A2LQ1W2. After the next Ordinary General Meeting of Shareholders of Biofrontera AG, these will be rendered equivalent to ISIN DE0006046113 and transferred to them.

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Approved Capital

Biofrontera AG has no approved capital at present.

Under agenda item 6, the Ordinary General Meeting of Shareholders of Biofrontera AG on 24 May 2017 passed a resolution to amend the bylaws, and to include Section 7 (3b) in the bylaws for this purpose. The Management Board was authorized until 23 May 2022, with Supervisory Board assent, to increase the Company’s share capital by up to EUR 4,000,000 through the issuance, either once or on several occasions, of up to 4,000,000 ordinary registered shares against cash capital contributions (Approved Capital II). The Management Board is authorized, with Supervisory Board consent, to determine the further contents of the share rights and the terms of the share issue. The new shares are to be offered to the shareholders for subscription. Subscription rights can also be indirectly granted to the shareholders pursuant to Section 186 (5) of the German Stock Corporation Act (AktG). The Management Board was authorized, with Supervisory Board approval, to exclude shareholders’ subscription rights for fractional amounts and in the case of cash capital contributions up to an amount not exceeding 10% of the share capital existing as of the date when the authorization becomes effective or – if this value is lower – until the date of the exercising of this authorization, if the issue amount of the shares is not significantly less than the stock market price of the Company’s already listed shares as of the date when the issue amount is finally determined. The complete proposed resolution was published in the German Federal Gazette (Bundesanzeiger) dated 12 April 2017.

Deutsche Balaton AG, the Bidder’s parent company, has brought a charge for nullity and an action for annulment against this resolution and further resolutions of the General Meeting of Shareholders at the Cologne Regional Court (reference number 82 O 66/17).

A so-called notional registry block was effected based on the charge for nullity and action for annulment. In other words, the authorization issued by the requisite majority at the General Meeting of Shareholders could not be entered in the commercial register and has consequently not yet become effective.

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The Cologne Regional Court rejected the action with a ruling dated 1 December 2017. A significant ground for the ruling is the finding that Deutsche Balaton AG has infringed communication obligations pursuant to Section 21, 22 WpHG (old version) and was consequently subject to a loss of rights pursuant to Section 28 WpHG (old version) as of the date of the General Meeting of Shareholders on 24 May 2017. Deutsche Balaton AG has appealed against the ruling to the Cologne Higher Regional Court, concerning which a ruling has not yet been issued.

If an action is brought against a resolution of the General Meeting of Shareholders concerning a capital procurement measure, as is the case here, the court, in this case the Cologne Higher Regional Court, can determine by way of resolution in response to an application by the Company that it’s support of the action does not prevent the registration of the approved capital, and the defects to the resolution of the General Meeting of Shareholders do not affect the efficacy of the registration. In other words, the prescribed notional registry block can be suspended. A resolution is issued if, inter alia, the lawsuit is impermissible or evidently unfounded.

Biofrontera AG submitted a corresponding replevin to the Cologne Higher Regional Court on 14 March 2018. A decision has not yet been made in this connection.

Conditional Capital

Conditional Capital I

Pursuant to Section 7 (2) of the bylaws, Conditional I continues to exist in an amount of EUR 4,137,201, which was created by resolution of the General Meeting of Shareholders of 28 August 2015 in a scope of up to EUR 6,434,646. The reduction of the amount in the bylaws reflects the exercising of conversion rights, whereby the issue of the new shares has already been entered in the commercial register in the amount of the difference. A further 17,652 new shares have also since been issued from Conditional Capital I. The issue of these shares has not yet been entered in the commercial register pursuant to Section 201 of the German Stock Corporation Act (AktG).

As a consequence, a total of 4,119,549, new shares can still be issued from Conditional Capital I. In this context, conversion rights, from which up to 549,073 new shares can arise, exist from already issued convertible bonds.

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Conditional Capital II

Conditional Capital II pursuant to Section 7 (5) of the bylaws exists in an amount of EUR 500,000. The purpose of Conditional Capital II is to redeem warrant rights, pursuant to the warrant conditions, to the benefit of the holders of warrants from warrant bonds issued on the basis of the authorization resolution of the General Meeting of Shareholders of 17 March 2009. There are no longer any option rights to the Company’s shares which would need to be fulfilled from Conditional Capital II. The authorization dated 17 March 2009 expired on 31 January 2014, so that no further subscription rights can be agreed on its basis.

Conditional Capital III

Conditional Capital III pursuant to Section 7 (6) of the bylaws exists in an amount of EUR 542,400. Conditional I serves to secure options issued as part of the 2010 Share Option Program and which have not yet expired. As the 2010 Share Option Program expired on 1 July 2015, no further options can be granted on its basis.

At present, 268,850 options are still outstanding, which were granted as part of the 2010 Share Option Program, from each of which, pursuant to the option terms, one new share of Biofrontera AG can be subscribed for.

To date, 72,500 new shares have been issued to fulfil claims arising from options granted from Conditional Capital III. The issue of these shares has not yet been entered in the commercial register pursuant to Section 201 of the German Stock Corporation Act (AktG).

Conditional Capital V

Conditional Capital V pursuant to Section 7 (8) of the bylaws exists in an amount of EUR 1,814,984. Conditional Capital V exists to secure options granted as part of the 2015 Share Option Program which will be issued until 27 August 2020 pursuant to the more detailed terms of the resolution proposals of the management relating to agenda item 7 of the General Meeting of Shareholders of 28 August 2015. To date, 1,365,000 options have been issued from the 2015 Share Option Program. To date, 88,500 of these options have expired to date.

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(c) Stock market trading

The shares of Biofrontera AG with dividend-entitlement from 1 January 2017 (ISIN DE0006046113) are admitted to trading in the Regulated Market of the Frankfurt Stock Exchange (Prime Standard). In addition, the shares of Biofrontera AG are traded in the Open Market on the stock exchanges in Berlin, Düsseldorf, Hamburg, Munich and Stuttgart as well as on XETRA® and Tradegate Exchange. The shares of Biofrontera AG with dividend-entitlement from 1 January 2018 (ISIN DE000A2LQ1W2) are traded on the stock exchanges in Düsseldorf, Frankfurt and on XETRA®.

Moreover, the ADSs, each of which securitizes two ordinary shares of Biofrontera AG, are traded on the US NASDAQ Stock Exchange under ISIN US09075G1058. The ADS is also traded on the Stuttgart Stock Exchange.

(d) Treasury shares

As of the date of this opinion, Biofrontera AG did not hold any treasury shares.

(e) Existing interests in Biofrontera AG

According to the information in the Offer Document, the Bidder and persons acting with the Bidder hold voting rights from 7,075,040 Biofrontera shares as well as from 26,097 ADSs with the ISIN US09075G1058 (the latter corresponding to voting rights from 52,194 shares). This corresponds to an interest in the share capital and the voting rights of Biofrontera AG of 15.93%. Maruho Co. Ltd., Japan, indirectly holds 20.48% of the voting rights according to the last published voting rights notification. The shares are held directly by Maruho Deutschland GmbH. Universal-Investment-Gesellschaft mit beschränkter Haftung, Frankfurt am Main, holds 3.14% of the voting rights.

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(f) The Management Board of Biofrontera AG

Prof. Dr. rer. nat. Hermann Lübbert, CEO

Prof. Dr. rer. nat. Hermann Lübbert is the Management Board Chairman (Chief Executive Officer) of Biofrontera AG and Managing Director of Biofrontera Bioscience GmbH and of Biofrontera Pharma GmbH. He studied biology in his native city of Cologne, where he also received his doctorate in 1984. After eight years in academic research at Cologne University and at the California Institute of Technology (USA), he obtained his postdoctoral qualification in 1994 from the Eidgenössische Technische Hochschule (ETH) Zürich. Since 1998, he has led the Chair for Animal Physiology at Ruhr University Bochum. During ten years at Sandoz and Novartis Pharma AG, Professor Lübbert acquired experience in managing a globally active research organization. He founded Biofrontera in 1997, since when he has managed the Company.

Thomas Schaffer, CFO

Thomas Schaffer started his career in various positions in the finance and controlling area at Siemens Semiconductor. He was Vice President and CFO in the Security & Chipcard ICs area at Siemens. He was then Managing Director and CFO at Infineon Ventures GmbH for a four-year period and continued his career as Vice President and CFO of the Specialty DRAM Division of Qimonda AG, where he also assumed the Managing Director role at Qimonda Solar GmbH. He added to his significant international experience with appointments as CFO at Heptagon Oy, Finland/Switzerland, and Ubidyne Inc., Delaware, USA. Mr. Schaffer has been CFO of Biofrontera AG since June 2013.

Christoph Dünwald, CCO

Christoph Dünwald started his career at Bayer AG, where he held various positions in marketing (USA and Spain) and in strategic business management in Germany and Southeast Asia over a 15-year period. In his last position at Bayer, he managed the Bayer Healthcare Diagnostics Division in Belgium and Luxembourg as General Manager. After two years as International Sales and Marketing Director in Spain and England for Corporación Dermoestética SA, he moved to become Senior Commercial Director at US pharmaceuticals group Allergan in 2008. From 2009 until 2015, he managed its Medical Business Unit in Spain and Portugal. Mr. Dünwald has been responsible for marketing and sales as well as for the further development of the US business at Biofrontera since 2016.

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(g) The Supervisory Board of Biofrontera AG

Dr. Ulrich Granzer

Dr. Ulrich Granzer, Supervisory Board Chairman, is a founder and owner of Granzer Regulatory Consulting & Services, and has been a Supervisory Board member since 2003. He was previously head of regulatory affairs at GlaxoSmithKline, BASF Pharma and Bayer Pharma and is a proven expert in the pharmaceuticals approvals area. He studied pharmaceuticals at Phillips University Marburg before receiving his doctorate from Tübingen University.

Jürgen Baumann, Deputy Supervisory Board Chairman

Mr. Jürgen Baumann, Deputy Supervisory Board Chairman, is an independent management consultant and was Supervisory Board Chairman from 2007 to 2016. He has held various management positions, including on the Management Board of Schwarz Pharma AG, where he was responsible for sales and marketing in Europe. Mr. Baumann studied economic sciences at Wuppertal University.

Dr. John Borer

Dr. John Borer is Senior Managing Director and Head of Investment Banking at The Benchmark Company, LLC. He was previously CEO and Head of Investment Banking at Rodman & Renshaw and held management positions at Pacific Business Credit as well as at Barclays American Business Credit. His law doctorate was awarded by the Loyola Law School in Los Angeles.

Reinhard Eyring

Mr. Reinhard Eyring has been a partner in the corporate area of the Ashurst international legal practice in Frankfurt and Head of Ashurst Germany since 2000. He has extensive experience in all areas of corporate and banking law, especially stock corporation and capital market law. Reinhard Eyring also advises listed and unlisted companies in all regulatory matters relating to stock corporation law. He has extensive expertise in IPOs and public takeovers and is a member of various supervisory boards.

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Hansjörg Plaggemars

Mr. Hansjörg Plaggemars is an independent management consultant (Value Consult) as well as a Management Board member of various companies as part of projects, including until 12 April 2018 at Delphi Unternehmensberatung AG and Strawtec Group AG. Until the end of May 2017, he was a member of the Management Board of Deutsche Balaton AG and previously managing director and CFO at CoCreate Software GmbH, KAMPA AG, Unister Holdings and Müller Holdings. Mr. Plaggemars is also a member of the supervisory boards of Ming Le Sports AG, Deutsche Balaton Immobilien I AG, Carus AG and Youbisheng Green Paper AG. He studied business management at Bamberg University.

Kevin Weber

Mr. Kevin Weber is Principal at Skysis, LLC. He was previously CEO at Paraffin International Inc., and has extensive experience in marketing as well as worldwide marketing strategies. He previously held senior roles at Depomed, Hyperion Therapeutics and Medicis Pharmaceuticals. Kevin Weber is also a member of the Boards of Directors of the American Academy of Pain Medicine Foundation and of the American Chronic Pain Association. He holds a degree in management and marketing from Western Michigan University.

4.1.2 Biofrontera Group / subsidiaries of Biofrontera AG

Biofrontera AG wholly owns the following subsidiaries with which it forms the Biofrontera Group:

-	Biofrontera Bioscience GmbH, Leverkusen

-	Biofrontera Pharma GmbH, Leverkusen

-	Biofrontera Development GmbH, Leverkusen

-	Biofrontera Neuroscience GmbH, Leverkusen

-	Biofrontera Inc., Wilmington, Delaware, USA

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4.2 Operating activities of the Biofrontera Group

4.2.1 Description of operating activities

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological medications and medical cosmetics. The most important product of Biofrontera AG is Ameluz®, a prescription medication to treat non-melanoma skin cancer and its preliminary stages. Ameluz® has been marketed in the EU since 2012 and in the USA since October 2016.

4.2.2 Overview of milestones in the Company’s successful development to date

Until 2011, the activities of the Biofrontera Group were characterized mainly by the development and approval of Ameluz® as a medicinal product. Along with approving Ameluz® in further countries outside the EU, especially the USA, and approval for new indications for Ameluz®, a further focus of activities has since been the market launch of Ameluz®.

The Management and Supervisory boards of Biofrontera AG are convinced that the corporate development of the Biofrontera Group represents an outstanding and intact success story.

The main milestones of this development are listed below:

Fiscal year	Development
2011	-	December: Centralized EU approval for Ameluz®. The Biofrontera Group is the first German start-up company to receive centralized European and US approval for a medication it developed itself.

2012	-	February: Following the establishment of its own sales organization and having resolved all related production and logistics issues, market launch of Ameluz® in Germany
	-	February: Sales agreement with Desitin Arzneimittel GmbH for Ameluz® relating to Scandinavia
	-	March: Sales agreement with Allergan S.A. for Ameluz® in Spain
	-	April: Sales agreement with Bipharma B.V. fur Ameluz® in Benelux
	-	July: Sales agreement with Spirit Healthcare Lim. for Ameluz® in Great Britain and Ireland
	-	August: Sales agreement with Pelpharma Handels GmbH for Ameluz® in Austria

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Fiscal year	Development
	-	September: Sales start of Ameluz® in Scandinavia
	-	October: Market launch of Ameluz® in Holland
	-	November: Market launch of Ameluz® in England, Scotland and Austria
	-	November: CE certification and market launch of the BF-RhodoLED® PDT lamp
	-	December: Ameluz® accepted by the Scottish Medicines Consortium for use within the National Health Service

2013	-	June: Recruitment of Thomas Schaffer as the new CEO
	-	October: Start of Phase III trials to treat field cancerization
	-	October: Allergan starts Ameluz® sales in Spain
	-	December: All Wales Medicine Strategy Group recommends utilizing Ameluz® in the UK National Health Service

2014	-	January: License agreement with Perrigo Israel Agencies for sales of Ameluz® and BF-RhodoLED® in Israel
	-	May: Switch to the Prime Standard of the Frankfurt Stock Exchange
	-	May: License agreement with Louis Widmer for sales of Ameluz® and BF-RhodoLED® in Switzerland and Lichtenstein
	-	August: Pre-NDA meeting with the US Food and Drug Administration (FDA)
	-	October: FDA supports proposed approach to approve Ameluz® and BF-RhodoLED® in the USA
	-	November: License for sales of Ameluz® in Spain returned from Allergan
	-	December: “Pediatric Waiver” and “User Fee Waiver” approved by the FDA. The FDA thereby waived Biofrontera’s obligation to conduct trials on children as well as approval fees
	-	December: Application for approval submitted to and validated by the Swiss regulatory agency

2015	-	January: Preparation for marketing start for Ameluz® in Belgium via sales partner Bipharma
	-	March: Marketing in Spain assumed from Allergan with the Company’s own sales organization
	-	April: Formation of a subsidiary in the USA, Biofrontera Inc.
	-	September: Phase III approval trial for field therapy with Ameluz® proves a previously barely-achievable efficacy
	-	November: Christoph Dünwald appointed CCO at Biofrontera
	-	December: Approval of Ameluz® in Switzerland by Swiss Medic

2016	-	January: Phase III trial with Ameluz® for basal cell carcinoma proves non-inferiority – a factor of regulatory importance – compared to the competitor product
	-	January: Successful conclusion of the mid-cycle review by the FDA, with the application thereby entering the final processing stage
	-	March: Schweizerische Obligatorische Krankenversicherung (Swiss Obligatory Health Insurance) assumes costs of PDT with Ameluz®
	-	May: FDA issues approval of Ameluz® and BF-RhodoLED® in the USA
	-	June: Start of Phase III trials on daylight PDT with Ameluz®
	-	June: Key personnel appointed at Biofrontera Inc.

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Fiscal year	Development
	-	July: Start of a joint project to evaluate new products with Maruho Co., Ltd.
	-	July: Positive vote by the CHMP relating to field therapy and submission of the application for approval for basal cell carcinomas to the EMA
	-	October: Sales start for Ameluz® in the USA
	-	December: Early repayment of the 2011/2016 bond with warrants

2017	-	January: European Commission approves basal cell carcinoma as a new indication for Ameluz®.
	-	February: Positive results from Phase III trial for daylight PDT with Ameluz®
	-	March: Randall Wilhoite appointed COO in the USA
	-	May: EUR 20 million loan agreement with the European Investment Bank, including EUR 10 million to be drawn down directly
	-	June: Application for approval for daylight PDT with Ameluz® submitted to the EMA
	-	August: Market launch of Ameluz® in Israel
	-	August: Meeting with the FDA to discuss new indication for Ameluz® for basal cell carcinoma
	-	December: IND application submitted to the FDA for Phase III trial for the treatment of superficial basal cell carcinomas with Ameluz®

2018	-	January: Biofrontera AG aims to rapidly list its shares on the US NASDAQ Stock Exchange
	-	January: Follow-up of Phase III daylight PDT trial with Ameluz® shows significantly lower recurrence rates than competitor product
	-	February: Scottish Medicines Consortium (SMC) recommends treatment of basal cell carcinoma with Ameluz® within the UK National Health Service
	-	February: Start of trading of ADSs, each of which corresponds to two Biofrontera shares, on the US NASDAQ technology stock exchange
	-	March: European Commission issues approval for Ameluz® to treat actinic keratosis and field cancerization with daylight PDT
	-	May: Biofrontera launches its own sales force in Great Britain

4.3 Selected financial and corporate data for the Biofrontera Group

The fiscal year of Biofrontera AG corresponds to the calendar year. Its audited consolidated financial statements, consolidated interim reports and Group quarterly statements are prepared in compliance with International Financial Reporting Standards (IFRS). The financial reports of Biofrontera AG are available on its website (www.biofrontera.com) under the heading Investor Relations. It is recommended that Biofrontera shareholders familiarize themselves in depth with the business development and growth of the Biofrontera Group on the basis of its financial reports.

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4.3.1 2017 fiscal year

The selected financial information presented below is taken from the audited consolidated financial statements for the fiscal year ending 31 December 2017 (2017 fiscal year). Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, audited the consolidated financial statements of Biofrontera AG for the 2017 fiscal year and awarded them an unqualified audit certificate.

EUR thousands	01/01/-31/12/2017	01/01/-12/31/2016
Sales revenue	12,025	6,130
Consolidated net result	-15,248	-10,732
Cash flow from operating activities	-13,119	-10,259
Cash flow from financing activities	9,451	21,881
	as of 31/12/2017	as of 31/12/2016
Liquid funds	11,083	15,126
Total assets	19,848	23,879

4.3.2 Trends during the 01/01/2018 to 31/03/2018 period

The following selected financial information is taken from the unaudited quarterly statement of Biofrontera AG for the first half of 2018.

EUR thousands	01/01/-3/30/2018	01/01/-3/30/2017
Sales revenue	4,676.4	2,616.2
Consolidated net result	-3,171.7	-3,459.3
	as of 31/03/2018	as of 31/03/2017
Liquid funds	30,321.5	15,432.7
Total assets	38,313.9	19,846.9

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4.3.3 Description of business trends during the first quarter of 2018

Compared with the previous year, sales revenue generated from product sales increased by 108% to EUR 4,614 thousand in the period between 1 January 2018 and 31 March 2018.

This reflected a sharp increase in sales revenues in the USA, which reached EUR 3,406 thousand (prior-year period: EUR 1,304 thousand), thereby representing growth of approximately 161%.

Sales revenue in Germany amounted to EUR 622 thousand, reflecting a slight decrease of EUR 18 thousand compared with the previous year’s first quarter. Despite this reduction, the number of Ameluz® packages delivered in pharmacies rose by 20%. The difference in sales revenue reflects re-imports from Austria. Excluding the USA, foreign sales revenue totaling EUR 586 thousand was generated, representing an increase of EUR 307 thousand, or 110%, compared with the prior-year period.

The consolidated net result amounted to EUR -3,172 thousand in the first quarter of 2018, thereby improving by EUR 288 thousand compared with the previous year’s figure. This development mainly reflects the higher gross margin thanks to the marked increase in sales revenue.

4.3.4 Employees

As of 31 December 2017, the Biofrontera Group employed a total of 126 staff, compared with 123 staff as of 31 December 2016. As of 31 March 2017, the Biofrontera Group employed a total of 126 staff. An employees’ representation does not exist.

5 Information about the Bidder

5.1 The Bidder

The Bidder is incorporated under the name “Deutsche Balaton Biotech AG”. It is a public stock corporation under German law with its statutory domicile in Frankfurt am Main and entered in the commercial register of Frankfurt am Main Municipal Court under Commercial Register Sheet No. 111190.

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The Bidder’s business address is: Ziegelhäuser Landstrasse 1, 69120 Heidelberg.

The Bidder’s registered share capital amounts to EUR 50,000 as of the date of the publication of this opinion.

5.2 Bidder’s shareholder structure

According to information provided by the Bidder, its shareholder structure is as follows:

The sole shareholder of the Bidder is Deutsche Balaton AG (“Deutsche Balaton AG”) with corporate domicile in Heidelberg, entered in the commercial register of Mannheim Municipal Court under Commercial Register Sheet No. 338172, business address Ziegelhäuser Landstrasse 1, 69120 Heidelberg.

The direct majority shareholder of Deutsche Balaton AG is VV Beteiligungen AG (“VV Beteiligungen AG”) with corporate domicile in Heidelberg, entered in the commercial register of the Mannheim Municipal Court under Commercial Register Sheet No. 337147, business address Ziegelhäuser Landstrasse 1, 69120 Heidelberg. A decontrol agreement exists between VV Beteiligungen AG and Deutsche Balaton AG.

The indirect majority shareholders of Deutsche Balaton AG are DELPHI Unternehmensberatung AG (“DELPHI Unternehmensberatung AG”) domiciled in Heidelberg, entered in the commercial register of Mannheim Municipal Court under Commercial Register Sheet No. 705381, business address Ziegelhäuser Landstrasse 1, 69120 Heidelberg, and Mr. Wilhelm K. T. Zours (“Mr. Wilhelm Zours”), business address c/o VV Beteiligungen Aktiengesellschaft, business address Ziegelhäuser Landstrasse 1, 69120 Heidelberg.

ABC Beteiligungen AG (“ABC Beteiligungen AG”) with corporate domicile in Heidelberg, entered in the commercial register of Mannheim Municipal Court under Commercial Register Sheet No. 337968, business address Ziegelhäuser Landstrasse 1, 69120 Heidelberg, is a subsidiary of Deutsche Balaton AG.

The aforementioned persons are persons acting in concert with the Bidder in the meaning of Section 2 (5) Clause 1 of the German Securities Acquisition and Takeover Act (WpÜG).

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5.3 Overview of the Bidder’s shareholder structure

5.4 Corporate purpose of the Bidder

The Bidder was formed as a shelf company with the approval of its bylaws on 23 February 2018 and entry in the commercial register on 11 March 2018. Deutsche Balaton AG acquired the shares in the Bidder in April 2018. The Bidder’s bylaws were amended in this connection. Since then, the corporate purpose of the Bidder has been: “Acquisition, management and disposal of interests in corporations and partnerships, especially companies in the biotechnology and pharmaceutical sector.”

5.5 No relevant operative experience of the Bidder and persons acting in concert with it in the area of developing and selling pharmacological products

To the extent that Biofrontera AG is aware, neither the Bidder nor persons acting in concert with it have relevant operative experience to date in the business area of Biofrontera AG, in other words, in the area of developing and selling pharmacological products.

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6 Information relating to the offer

6.1 Relevance of the Offer Document

Some selected information included in the Offer Document is summarized below. The Management and Supervisory boards point out that the description of the Offer in this opinion makes no claim to completeness and that solely the provisions of the Offer Document are of relevance for the content and processing of the takeover offer. All Biofrontera shareholders are independently responsible for examining the Offer Document and for taking the necessary related actions.

6.2 Summary of the offer

The following summary of the Offer is taken from the Offer Document and serves to provide an overview. It does not include all information relating to the offer. In their own interests, the shareholders of the Target Company should not rely solely on this overview, but should instead examine this opinion and the Offer Document in full and in detail.

Bidder:	Deutsche Balaton Biotech AG, with corporate domicile in Frankfurt am Main, Germany (Frankfurt am Main Municipal Court, Commercial Register Sheet No. 111190), business address: Ziegelhäuser Landstrasse 1, 69120 Heidelberg, Germany

Target Company:	Biofrontera AG, with corporate domicile in Leverkusen, Germany (Cologne Municipal Court, Commercial Register Sheet No. 49717), business address: Hemmelrather Weg 201, 51377 Leverkusen, Germany

Subject of the offer:	Purchase of up to 6,250,000 ordinary registered shares of Biofrontera AG (ISIN: DE0006046113 / WKN: 604611) including all related ancillary rights as of the date of the processing of the purchase offer.

Consideration:

EUR 1.00 per Biofrontera share (“Cash Component”)

and

a warrant to be issued by the Bidder (the “Warrant”, with the warrant terms attached in Annex 1 of the Offer Document, together with the Cash Component referred to as the “Offer Consideration”).

The Warrant to be issued as part of the Purchase Offer as part of the offer consideration is to be created as part of processing the Offer and issued on a one-cancels-the-other basis to accepting Biofrontera shareholders against the account transfer of Biofrontera Shares Tendered For Sale.

Acceptance period:	28 May 2018 until 25 June 2018, 24:00 hours (Frankfurt am Main local time) (subject to an extension)

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Acceptance during the acceptance period:	The Offer will be accepted during the acceptance period by written statement of acceptance to the respective custodian bank or other securities service company where the Biofrontera shares of the respective Biofrontera shareholder are held in custody (the “Custodian Bank”). The acceptance declaration will not become effective until the account transfer by the deadline of Biofrontera shares that are to be accepted for the Offer (the “Biofrontera Shares Tendered for Sale”) to ISIN DE000A2LQ8A3 / WKN A2LQ8A. The account transfer shall be deemed to have occurred by the deadline if it is effected based on instruction by the deadline at the latest by 15:00 hours (Frankfurt am Main local time) on the second banking day after the expiry of the acceptance period.

Costs of acceptance	The Bidder will not assume taxes, fees or domestic or foreign costs or fees of custodian banks that might be incurred in connection with accepting the Offer. Biofrontera shareholders wishing to accept the Offer are recommended to obtain advice before acceptance concerning any taxes, costs, fees and charges of their custodian banks that might be incurred.

No condition:	The Offer is not subject to any condition.

ISIN / WKN:	Shares of Biofrontera AG: ISIN DE0006046113 / WKN 604611 Shares of Biofrontera AG Tendered for Sale: ISIN DE000A2LQ8A3 / WKN A2LQ8A

Publications:

The Offer Document, whose publication was approved by the German Federal Financial Supervisory Authority (BaFin) on 25 May 2018, is published on 28 May 2018 through announcement on the Internet at https://www.deutschebalatonbiotech.de/erwerbsangebot-biofrontera as well as through the provision of free-of-charge copies from the Bidder at its business address at Deutsche Balaton Biotech AG, Ziegelhäuser Landstrasse 1, 69120 Heidelberg, Germany, fax: +49 6221 6492424. The announcement concerning providing the Offer Document free-of-charge and the Internet address at which the Offer Document will be published will be published on 28 May 2018 in the German Federal Gazette (Bundesanzeiger).

All publications and notifications in connection with the Offer required pursuant to the German Securities Acquisition and Takeover Act (WpÜG) will be published in the German language on the Internet at https://www.deutschebalatonbiotech.de/erwerbsangebotbiofrontera and in the Bundesanzeiger.

Processing:	The Cash Component will be credited to the Biofrontera shareholder accepting the Offer immediately after the expiry of the acceptance period for Biofrontera Shares Tendered for Sale within the acceptance period to the account of the custodian bank of the respective Biofrontera shareholder accepting the Offer at Clearstream (see Section 4.6 of the Offer Document) issued on a one-cancels-the-other basis against transfer of the Biofrontera Shares Tendered for Sale. The custodian bank will credit to the account the Cash Component attributable to the Biofrontera shareholder accepting the Offer.

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The Warrant will be booked to the Biofrontera shareholder accepting the Offer immediately after the expiry of the acceptance period for a Biofrontera Share Tendered for Sale within the acceptance period to the account of the custodian bank of the respective Biofrontera shareholder accepting the Offer at Clearstream (see Section 4.6 of the Offer Document) on a one-cancels-the-other basis against transfer of the Biofrontera Shares Tendered for Sale. The custodian bank will credit the respective number of warrants to the custody account of the Biofrontera shareholder accepting the Offer.

Processing shall occur at the earliest on the second, and at the latest on the eighth, banking day following the expiry of the acceptance period.

In the instance that more than 6,250,000 Biofrontera shares are tendered to the offer, proportional acceptance will be applied (see Section 5.7 of the Offer Document).

6.3 Consideration offered by the Bidder

According to the provisions of the Offer Document, the Bidder is offering to all Biofrontera shareholders to purchase ordinary no par value registered shares of Biofrontera AG with ISIN DE0006046113, each with a proportional interest in the share capital of EUR 1.00 (hereinafter also referred to as the “Biofrontera Share”), which they hold, for a Cash Component per Biofrontera share of

EUR 1.00

in cash (“Cash Component”) plus

one (1) Warrant

according to the conditions in Annex 1 of the Offer Document.

If more than 6,250,000 Biofrontera shares are tendered, proportional acceptance will be applied.

6.4 Acceptance period

6.4.1 Original acceptance period

The period for the acceptance of the Offer (hereinafter also referred to as the “Acceptance Period”) began on 28 May 2018. Pursuant to the Offer Document, it will end – subject to any extension – on 25 June 2018, 24:00 hours (Frankfurt am Main local time).

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6.4.2 Statutory regulations concerning extending the acceptance period

The acceptance period extends automatically in the following instances:

-	In the case of a modifications to the offer, the acceptance period extends by two weeks, to the extent that the publication of the modification occurs within the last two weeks before the expiry of the acceptance period. This is also the case if the modified offer infringes legal regulations (Section 21 (5) of the German Securities Acquisition and Takeover Act [WpÜG]).

-	If a competing offer is issued by a third party during the Offer acceptance period, the expiry of the Offer acceptance period is determined according to the expiry of the acceptance period for the competing offer, if the Offer acceptance period expires before the expiry of the acceptance period for the competing offer (Section 22 (2) WpÜG). This is also the case if the competing offer is modified, prohibited, or infringes legal regulations.

-	If, in connection with the offer, a General Meeting of Shareholders of Biofrontera AG is convened after the publication of the Offer Document, the Offer acceptance period pursuant to Section 16 (3) WpÜG – notwithstanding the regulations of Section 21 (5) and Section 22 (2) WpÜG – shall amount to ten (10) weeks from the publication of the Offer Document.

-	A corresponding extension of the acceptance period pursuant to Section 16 (3) WpÜG has meanwhile occurred; please see Section 6.4.3

6.4.3 Convening of the General Meeting of Shareholders of Biofrontera AG / extended acceptance period

On 4 June 2018, Biofrontera AG convened its Ordinary General Meeting of Shareholders for 11 July 2018. The agenda includes the following agenda item 6:

“6. Discussion (i) of the voluntary public tender offer published on 28 May 2018 in the form of a partial offer by Deutsche Balaton Biotech AG, Ziegelhäuser Landstrasse 1, 69120 Heidelberg, Germany (Frankfurt am Main Municipal Court, Commercial Register Sheet No. 111190) to the shareholders of Biofrontera AG to acquire up to 6,250,000 ordinary registered shares against payment of a cash consideration of EUR 1.00 as well as the transfer of a warrant pursuant to the terms of the Offer Document dated 25 May 2018 per share of Biofrontera AG and (ii) the related opinion of the management pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG)”

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Especially given the complexity of the consideration in the form of the Warrant and the far-reaching influence over the management of Biofrontera AG for which the Bidder is aiming, shareholders are thereby to be given the opportunity to communicate appropriately about the offer.

As a consequence of the convening of the General Meeting of Shareholders, the acceptance period will thereby end on

6 August 2018, 24:00 hours (local time Frankfurt am Main).

The Bidder announced this in accordance with Section 16 (3) Clause 3 WpÜG on 5 June 2018 in the German Federal Gazette (Bundesanzeiger) and at www.deutschebalatonbiotech.de.

6.5 No offer conditions

According to the Offer Document, the Offer and the share purchase agreements concluded with the acceptance of the Offer are not subject to any conditions.

6.6 Rights of withdrawal

Biofrontera shareholders are entitled to withdraw from agreements concluded through accepting the Offer in the instance of a modification to the Offer in the meaning of Section 21 (1) WpÜG pursuant to Section 21 (4) WpÜG as well as in the case of a competing offer pursuant to Section 22 (3) WpÜG.

7 Type and level of consideration offered

The Management and Supervisory boards should address in their opinion the type and level of consideration offered.

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7.1 No statutory regulations concerning the type and level of consideration

By contrast with takeover and mandatory offers, in the case of a simple public purchase offer such as is the case with this Offer, no statutory requirements protecting the Biofrontera shareholders exist in relation to the type or level of consideration. In this instance, the regulations of Section 31 of the German Securities Acquisition and Takeover Activity (WpÜG) are not applicable.

In this procedure, the Bidder is consequently under no legal obligation to offer to Biofrontera shareholders an economically appropriate consideration, but has instead freely determined the type and level of the consideration it is offering.

7.2 Type of consideration

The Offer comprises a consideration consisting of two components. The first component comprises a cash payment of EUR 1.00. The second component consists of a Warrant whose terms are presented in more detail in Annex 1 of the Offer Document. The main terms of the Warrant are summarized below. The Target Company’s assessment of the main consequences for purchasers of the Warrant are also presented.

7.3 Main structure of the Warrant

In the assessment of Biofrontera AG, the following conditions represent the main characteristics of the Warrant. Investors should examine the entire warrant terms pursuant to Annex 1 to the Offer Document along with the further information included in the Offer Document.

7.3.1 Rights, duration

Each Warrant entitles the holder until 30 November 2020 to demand against payment of an amount of EUR 1.00 the transfer of one Biofrontera share.

Shareholders accepting the Offer have only the possibility to receive one Biofrontera share in return when exercising the Warrant granted as consideration by the Bidder if they spend the EUR 1.00 Cash Component rendered by the Bidder for this purpose. In this context, shareholders accepting the Offer should examine whether they potentially have sufficient funds until the end of the Warrant term to buy back the Biofrontera share sold to the Bidder. This applies especially in relation to the question as to whether Biofrontera shareholders accepting the Offer might be required to pay taxes on the Cash Component of EUR 1.00 and also on the Warrant’s value.

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As a matter of principle, the Warrants can be exercised at any time until the end of the term with the exception of periods (i) from the date of the announcement of the convening of a General Meeting of the Shareholders of Biofrontera AG in the German Federal Gazette (Bundesanzeiger) or (ii) the submission of a demand for the convening of a General Meeting of Shareholders by Deutsche Balaton AG to Biofrontera AG, in each case until the end of the day of the respective General Meeting of Shareholders or the withdrawal of the demand for the convening of such a meeting.

In other words, Deutsche Balaton AG can decide whether to suspend the possibility of exercising the Warrant through submitting a demand to convene a General Meeting of Shareholders to Biofrontera AG at any time as it sees fit.

If warrants are not exercised by the end of the term, they expire worthless from the perspective of the holder. In this case, Biofrontera shareholders accepting the Offer would have sold their shares to the Bidder for EUR 1.00 each. This is also the case if the warrant holder is prevented from exercising through no fault of their own, such as due to illness.

Furthermore, warrants cannot be exercised from the first day of the acceptance period of a public takeover or mandatory offer with a consideration of more than EUR 40.00 until the implementation or discontinuation of the offer.

The period ends with a takeover or mandatory offer with a consideration of more than EUR 40.00, as the Bidder intends to accept this offer. In this case, the Warrant holders receive the consideration presented in the offer less the exercise price.

7.3.2 Tag-along rights

If Deutsche Balaton AG sells at least 2.5 million Biofrontera shares within two weeks, Deutsche Balaton AG will offer to warrant holders the opportunity to participate in the sale at the same price. The Bidder itself and other persons acting in concert with the Bidder are not subject to this obligation, so that the Bidder itself and the other persons acting in concert with the Bidder could sell a considerable volume of Biofrontera shares, in particular, more than 2.5 million Biofrontera shares, without the tag-along right thereby coming to bear.

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7.3.3 Participation in capital increases

If Biofrontera AG implements a capital increase with subscription rights, or issues bonds with warrant or conversion rights while granting subscription rights, the subscription rights are to be transferred to the Warrant holders.

7.3.4 Participation in dividend payments

If Biofrontera AG realizes a dividend payment, such dividends are to be forwarded to the Warrant holders.

Attention should be drawn in this context to the fact that, from today’s perspective, it is not anticipated that dividends will be paid until the Warrant term has ended.

7.4 Economic effect of the Warrant

In the assessment of Biofrontera AG, the main effect from accepting the Offer and the rights connected with the Warrant is that the voting rights from the Biofrontera shares for which the Offer is accepted transfer to the Bidder until the Warrant is exercised. This derives from the Offer Document itself (page 23 ff.), according to which the passing of a resolution concerning certain agenda items at the General Meeting of Shareholders of Biofrontera AG was announced as an objective.

Otherwise, the Warrant holders are largely positioned as if they were holders of Biofrontera shares.

This objective is also communicated by the Bidder. As the objective of the Offer, the Bidder refers to the acquisition of a blocking minority together with persons acting in concert with it. The Bidder also addresses the topic of how the voting rights of the transferred Biofrontera shares are to be exercised.

With the cash payment, the Bidder also to a certain extent generates additional liquidity, which it would not enjoy if it held the Biofrontera shares.

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As a result, Biofrontera shareholders accepting the Offer thereby bear the full risk – apart from the cash payment of EUR 1.00 per Biofrontera share they receive – deriving from the type and manner of exercising the voting rights by the Bidder. In this context, given the restriction of the exercisability of the Warrants for Biofrontera shareholders accepting the Offer, the possibility does not even exist to prevent the Bidder from exercising the voting rights if, after the General Meeting of Shareholders is convened or after a demand for the convening of the General Meeting of Shareholders, from the perspective of the Warrant holder the prospective exercising of the voting right by the Bidder stands at variance with the interests of the Warrant holder.

Biofrontera shareholders accepting the Offer forego their possibility to co-determine the fortunes of Biofrontera AG, and instead transfer this important shareholder right to the Bidder; Biofrontera shareholders accepting the Offer must nevertheless bear the risks inherent in actions the Bidder undertakes.

For this reason, accepting the Offer can only be considered by those Biofrontera shareholders that regard it as possible that the Bidder will exercise the voting right from the Biofrontera shares that have been sold to the Bidder more appropriately than is possible for the Biofrontera shareholders themselves, and if the Biofrontera shareholder cannot achieve a more suitable exercise in another manner (such as through representation of the exercising of voting rights by a third party) and at the same time the economic benefit from the more suitable exercising of voting rights is regarded as so significant that it more than outweighs the disadvantages from the Offer that have been presented.

7.5 Assessment of the warrant terms

In the assessment of Biofrontera AG, Biofrontera shareholders should consider the following points in particular:

7.5.1 Lack of investors’ control over the Bidder’s actions

As explained, a key objective of the warrant structure is for Biofrontera shareholders to support the Bidder and persons acting in concert with it through the transfer of voting rights.

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No guarantee exists in this connection that the Bidder will exercise voting rights from the transferred Biofrontera shares as announced in the Offer Document, or in accordance with the interests of Biofrontera shareholders accepting the Offer.

In particular, attention is drawn to the fact that Deutsche Balaton AG – as the sole shareholder of the Bidder and as a person acting in concert with the Bidder – has publicly announced targets for the forthcoming General Meeting of Shareholders of Biofrontera AG other than those specified in the Offer Document (see Section 8.2.1).

7.5.2 Costs borne by the investor

The purchase of the Warrant and the repurchase of shares by exercising the Warrant are connected with costs for the investor.

7.5.3 Additional issuer risk

With the purchase of the Warrants, the Biofrontera shareholder accepting the Offer enters into an additional issuer risk. Although the Offer Document mentions that warrant holders’ claims are protected by a trust agreement, it also notes that a performance risk can nevertheless exist.

7.5.4 Expiry

The Warrant’s term ends on 30 November 2020. The Warrant will then be retired worthless. Investors that do not exercise the warrant right in good time and allow the Warrant to expire will thereby forego their entitlement to restitution of the Biofrontera shares they have transferred. This corresponds economically to a sale of the shares for EUR 1.00.

7.5.5 Restricted or even a lack of tradability of the Warrant

According to information provided by the Bidder, stock market trading in the Warrants as of the date of the publication of the Offer Document is intended, but not yet ensured. Pursuant to the Offer Document, if stock market trading occurs, it can also occur that warrant holders cannot sell the Warrants at the desired time, at the desired price, or in the desired volume.

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7.5.6 Tax risks

From a tax perspective, the purchase of the Warrant and the receipt of the cash payment could be categorized as a sale of the share and as a purchase of the Warrant. In this case, the tax authorities could assume taxable realizations of a gain in the case of both the exchange of the share into the Warrant as well as with the exchange of the Warrant back into the share. In other words, tax authorities could interpret the acceptance of the Offer as a sale of the Biofrontera shares and regard the value of the consideration, including the Warrants, as taxable capital income. To this extent, it would be conceivable that the cash payment of EUR 1.00 per Biofrontera share for which the offer is accepted must be utilized to a large extent, or even in its entirety, for taxes incurred. Exercising of the Warrants could lead to further tax payments, as this could be interpreted as a sale of the Warrants.

The Offer Document does not include any binding tax-law evaluation relating to a potential obligation or regarding the level of the taxing of the value of the Warrant and regarding the taxing of the Cash Component. Biofrontera shareholders considering accepting the Offer should consequently examine the potential tax consequences, as the acceptance of the Offer could be connected with considerable tax disadvantages.

Especially Biofrontera shareholders that have acquired Biofrontera shares before 1 January 2009 could forego tax grandfathering protection for further share price gains.

7.5.7 Opinion of IVC relating to the financial appropriateness of the consideration pursuant to IDW S 8 / Fairness Opinion

(a) Subject of the opinion and methodology

IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Girardetstrasse 2, 45131 Essen (“IVC”) was engaged to produce a written opinion concerning the financial appropriateness of the consideration offered from the perspective of Biofrontera shareholders (apart from the Bidder and its affiliated companies.

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IVC receives a standard market payment (fee plus reimbursement of expenses) from the Target Company for its work. The Target Company and IVC have also entered into a standard professional agreement relating to the scope of liability assumed by IVC. The compensation of IVC does not depend on the success of the Offer. It should be noted that in the past, at present and prospectively also in the future, IVC has maintained, maintains, and potentially will maintain relations with Biofrontera AG and with the Biofrontera Group, for which IVC has received compensation or will receive compensation in the future.

The opinion of IVC is produced based on the IDW standard as drawn up by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland, hereinafter also referred to as “IDW”) “Principles for the Preparation of Fairness Opinions (IDW S 8).”

Given the standpoints developed in theory and practice, IDW S 8 presents the principles according to which financial auditors establish opinions relating to the financial appropriateness of transaction prices as part of corporate initiatives (so-called fairness opinions). Accordingly, the task of IVC is to assess, in compliance with the methods presented in IDW S 8, whether the consideration on offer is financially appropriate in the meaning of IDW S 8. Reviewing or subjecting to an auditor’s review by IVC information presented by the Target Company or third parties does not form a subject of activity pursuant to IDW S 8.

The reporting date for the assessment by IVC is 11 June 2018.

In this connection, the Management and Supervisory boards clarify that

-	reference to the fairness opinion serves solely the purpose of rendering transparent the information basis on which the Management and Supervisory boards issue their opinion,

-	the fairness opinion was issued solely on behalf of the Target Company and to support the Management and Supervisory boards in the performance of their tasks and duties,

-	IVC has neither reviewed nor subjected to an auditor’s review the information and documents underlying the fairness opinion,

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–	the appropriateness was determined according to IDW S 8 and assessed based mainly on the information and documents provided by the Target Company,

–	no recommendation to accept or reject the public offer is connected with the fairness opinion,

–	the activity of IVC does not comprise an assessment of the completeness and correctness of the opinion pursuant to Section 27 of the German Securities Acquisition and Takeover Activity (WpÜG).

The Opinion Letter prepared by IVC is attached to this opinion as Annex 7.5.7.

(b) Result of the opinion by IVC

Based on the activities conducted by IVC in compliance with IDW S 8, IVC has reached the view and communicated to the Target Company in a letter dated 11 June 2018 (“Fairness Opinion”) that the consideration offered by the Bidder is not financially appropriate in the meaning of IDW S 8.

7.5.8 Assessment of the consideration by the Management and Supervisory boards

Based on the points of view presented above, including the Fairness Opinion, the Management and Supervisory boards assess the consideration offered by the Bidder as financially not appropriate.

8 Concerning the Bidder’s intentions and prospective consequences of a successful offer for the Biofrontera Group

8.1 Intentions communicated by the Bidder

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8.1.1 Expanding the possibility to exert influence over Biofrontera AG

According to the information in the Offer Document, exceeding the blocking minority threshold of 25% by the Bidder and by the jointly acting persons Deutsche Balaton AG and DELPHI Unternehmensberatung AG is to be achieved. In this context, according to the Offer Document, the Bidder pursues with the consideration on offer and as part of the Offer the objective, inter alia, of acquiring further Biofrontera shares, bundling them together with Biofrontera shares already held by persons acting in concert with it, and of being able to exercise the voting rights from the Biofrontera shares held. Given this, and according to the Offer Document, the Bidder and the persons acting in concert with it are not pursuing with the Offer any intentions relating to a commercial collaboration or the leveraging of synergy effects. The subsequent objectives relating to modifying the compositions of the Management and Supervisory boards, where it is clear that a far-reaching control over the Company of the Biofrontera Group is aimed for, are not consistent with this, however.

8.1.2 Modifications to the Management and Supervisory boards

According to the Offer Document, the Bidder is aiming to make considerable modifications to the personnel of the governing bodies of Biofrontera AG.

(a) Management Board

The Bidder intends to initiate personnel changes to the Target Company’s Management Board. Accordingly, the Bidder supports a resolution by the General Meeting of Shareholders to effect a vote of no confidence in Mr. Schaffer. The Bidder is of the opinion that Mr. Schaffer should leave the Management Board. Accordingly, Mr. Christoph Dünwald could become the Management Board Chairman (CEO), and Prof. Dr. Hermann Lübbert should no longer be Management Board Chairman and instead assume Management Board responsibility for research and development.

(b) Supervisory Board

The Bidder aims for modifications to the Supervisory Board. These are to be brought about at the next General Meeting of Shareholders. According to the specifics of the Offer Document, the Bidder intends to support the recall from office of Supervisory Board members Borer and Granzer at the next General Meeting of Shareholders of Biofrontera AG. The following individuals are to be proposed for election instead:

–	Dr. Christopher Missling, President & Chief Executive Officer as well as Chairman of the Board der Anavex Life Science Corp.

–	Mr. Heikki Lanckriet, PhD, Chief Executive Officer of Sygnis AG.

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To replace court-appointed Supervisory Board member Eyring, Mr. Mark Sippel is to be elected to the Supervisory Board.

8.1.3 Employees, employment terms and employee representations

The Bidder has no intentions in relation to employees, their terms of employment and their representations at Biofrontera AG.

8.1.4 Company domicile of Biofrontera AG, location of significant parts of the Company

A relocation of the corporate headquarters of the Target Company and of significant parts of the Target Company is not intended.

8.1.5 Structural measures

Ostensibly, the Bidder does not intend any capital-market or corporate-law structural measures that could exert an influence over the investments of Biofrontera shareholders of Biofrontera AG. The Bidder does not intend to conclude control and/or profit transfer agreements with Biofrontera AG.

8.1.6 Assets and liabilities of Biofrontera AG

Apparently, the Bidder is not pursuing any intentions in relation to the utilization of the assets and future liabilities of the Target Company.

8.1.7 Initiation of special audits

By way of exploitation of a higher proportion of voting rights and related increase in the possibility to exert influence, the Bidder aims for approval by the General Meeting of Shareholders of Biofrontera AG of special audits.

Firstly, the “research partnership” between Biofrontera AG and Maruho Co. Ltd. is to be investigated.

Secondly, the capital increase in February 2018 and the simultaneous US IPO are to be investigated by way of a special audit.

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8.1.8 Prevention of an “early takeover”

The following is the precise wording of remarks made by the Bidder in the Offer Document: “An early takeover of the Company at an excessively low price by the group Maruho/Lübbert/Borer—Benchmark—Family&Friends is to be prevented.”

8.1.9 Continuation of litigation

According to the Offer Document, Deutsche Balaton AG ascribes good prospects of success to the litigation it is conducting against the Target Company, and intends to continue such litigation as long as it remains a shareholder of the Target Company.

According to the Offer Document, DELPHI Unternehmensberatung AG ascribes good prospects of success to the litigation it is conducting against the Target Company, and intends to continue such litigation as long as it remains a shareholder of the Target Company.

8.1.10 Objectives relating to the Bidder

According to the Offer Document, the Bidder, with the Offer, is not pursuing any intentions in relation to itself, apart from acquiring voting rights in the Target Company. In particular, the offer to acquire Biofrontera shares does not entail any intention to change the future operating activities, corporate domicile or location of significant parts of the company of the Bidder.

Equally, pursuant to the Offer Document, the Purchase Offer does not entail any change to the members of the management bodies of the Bidder, its employees and significant working conditions.

8.2 Evaluation of the Bidder’s objectives and intentions by the Management and Supervisory boards

8.2.1	The objectives communicated in the Offer Document relating to changes to the Management and Supervisory boards appear incomplete

Firstly, it should be noted that Deutsche Balaton AG on 29 May 2018, in other words, just one day after the publication of the Offer Document, announced that it would propose to the coming General Meeting of Shareholders of Biofrontera AG that it deselects Mr. Baumann, Mr. Borer and Dr. Granzer as Supervisory Board members. According to the Offer Document, however, only Mr. Borer and Dr. Granzer are to be recalled from office.

Moreover, Deutsche Balaton AG communicated on 29 May 2018 that Dr. Christopher Missling and Dr. Heikki Lanckriet are to be elected to the Supervisory Board.

It was also communicated in the announcement of 29 May 2018 that Mr. Mark Sippel is to be elected to the Supervisory Board, although according to the Offer Document this is also to relate overall to the successor for Mr. Eyring.

As a result, the Management and Supervisory boards are thereby of the opinion that it is to be assumed that Deutsche Balaton AG and consequently also the Bidder, whose Management Board member is in each case Mr. Rolf Birkert, is evidently endeavoring to realize at least four of the currently six Supervisory Board appointments in accordance with its ideas.

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8.2.2 Modifications to the Management and Supervisory boards

(a) It is evident that a position equivalent to control at Biofrontera AG is the objective

Given that, with Mr. Plaggemars, an individual already belongs to the Supervisory Board who was nominated by Deutsche Balaton AG and who is active for persons acting in concert with the Bidder, and given moreover that the intention evidently exists to make at least four more appointments to the six-member Supervisory Board according to the ideas of Deutsche Balaton AG, the assumption arises that the Bidder and persons acting in concert with it, including Deutsche Balaton AG, are endeavoring to gain a position in relation to Biofrontera AG that is equivalent to control.

In this context, it should be noted that the Bidder, in relation to the question as to which persons it elects to the Supervisory Board, in the case of the given majority relationships would in no instance be bound to shareholders accepting the Offer as concerns the potential candidates nominated in the Offer Document. In other words, in the case of the given majority relationships under utilization of the voting rights from the Biofrontera shares for which the Offer was accepted, it could be entirely free to make its own choice in electing candidates to the Supervisory Board.

As far as the candidate Dr. Heikki Lanckriet as specified in the Offer Document is concerned, it should also be noted that this individual is a member of the Management Board of SYGNIS AG, Heidelberg. According to the voting rights interests in SYGNIS AG, which can be downloaded from the database of the German Federal Financial Supervisory Authority (BaFin), Deutsche Balaton AG is its largest individual shareholder, a fact not mentioned in the Offer Document.

(b) The Bidder’s strategic and operative targets are not disclosed

The Bidder does not disclose in the Offer Document the strategic or operative targets for which it is aiming, especially in terms of the considerable personnel changes it is targeting on the Management and Supervisory boards.

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Only aside from the Offer Document has the Supervisory Board Chairman of Deutsche Balaton AG already once demanded the recall from office of Mr. Schaffer, citing as his reason Mr. Schaffer’s responsibility for the implementation of the capital increase in February 2018 and the US IPO. In this context, it should be clarified on behalf of the remaining Management Board members that they stand fully behind the capital increase in 2018, the type and manner of its implementation, and the US IPO.

(c) The targeted modifications to the Management and Supervisory boards appear arbitrary

Given the fact that the Offer Document does not specify any single potential benefit that the Biofrontera Group could derive strategically or operatively from the considerable targeted restructuring of the Management and Supervisory boards, the targeted modifications appear arbitrary.

(d)	The targeted modifications to the Management and Supervisory boards potentially jeopardize the success and performance of the Company and of the Biofrontera Group

As already remarked upon in Section 4.2, the corporate development and growth of the Biofrontera Group represents a long-term success story that has been delivered, and continues to be delivered, not only by the employees but also to a significant extent by the boards of Biofrontera AG.

By contrast, in the assessment of Biofrontera AG, the Bidder and individuals acting in concert with it have no proven practical experience of any type or other relevant expertise in the area of activity of the Biofrontera Group. For this reason, implementing the Bidder’s ideas for the future composition of the Management and Supervisory boards generates a serious risk for the further development and growth of the Biofrontera Group.

Pursuant to the employees’ opinion, the employees of Biofrontera AG reject the Bidder’s objectives relating to the modification of the Management and Supervisory boards.

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8.2.3 Special audits

(a) Partnership agreement with Maruho & Co. Ltd.

In relation to the partnership agreement with Maruho & Co. Ltd., it should be noted that the General Meeting of Shareholders of 24 May 2017 – following in-depth discussion of the contractual contents and after responding to all questions – did not accept a corresponding motion submitted by DELPHI Unternehmensberatung AG. Deutsche Balaton AG subsequently submitted the application for the engagement of a special auditor to the Cologne Municipal Court. The application was rejected as impermissible. Deutsche Balaton AG subsequently lodged a complaint against the ruling.

Instead of first awaiting a conclusive reading, DELPHI Unternehmensberatung AG has additionally submitted an identically worded application to the Cologne Municipal Court.

Deutsche Balaton AG and DELPHI Unternehmensberatung AG are thereby over-subjecting Biofrontera AG to litigation in a manner that is not rationally comprehensible.

Instead of first awaiting the outcome of these proceedings, resolutions are now to be passed by the General Meeting of Shareholders concerning this situation, in order to thereby potentially over-subject Biofrontera AG to further litigation.

The Management and Supervisory boards are of the opinion that it does not lie in the interests of Biofrontera shareholders if Biofrontera AG continues to be over-subjected to litigation and (sought-after) audits, because this generates costs to be borne by all shareholders and also ties up internal resources to a considerable extent, thereby preventing them from being deployed productively.

(b) Capital increase and US IPO

Biofrontera AG announced on 11 January 2018 that the Management and Supervisory boards had passed a resolution to offer ADSs in a public offering in the USA. Each ADS securitizes two of ordinary shares of Biofrontera AG. It was also announced that, as part of this step, up to 6 million new shares from the approved capital approved by the General Meeting of Shareholders on 24 May 2017 were to be offered for purchase. The shares were first to be offered to the shareholders of Biofrontera AG for subscription. Only shares not subscribed for by Biofrontera AG shareholders were to be acquired by US investors in the form of ADSs.

Precisely this procedure of issuing and allocating the new shares was subsequently communicated in the entire transaction documentation, namely in the prospectuses that served the shareholders and investors as information, as well as in the subscription offering to the Biofrontera shareholders.

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The Bidder now complains that the transaction was implemented exactly as communicated to the shareholders, and aims in this connection to bring about an investigation by way of a special audit.

The Management and Supervisory boards are of the opinion that it does not lie in the interests of Biofrontera shareholders if Biofrontera AG continues to be over-subjected to litigation and (sought-after) audits, because this generates costs to be borne by all shareholders and also ties up internal resources to a considerable extent, thereby preventing them from being deployed productively.

8.2.4 Employees, employment terms and employee representations

To the extent that the Bidder communicates that it has no intentions in relation to the employees, their working conditions and their representations at Biofrontera AG, the Management and Supervisory boards are of the opinion that, to this extent, none of the changes to be brought about by the Bidder are required either.

8.2.5 Company domicile of Biofrontera AG, location of significant parts of the Company

To the extent that the Bidder communicates that no intention exists to relocate the corporate headquarters of the Target Company and the location of significant parts of the Target Company, the Management and Supervisory boards are of the opinion that, to this extent, none of the changes to be brought about by the Bidder are required either.

8.2.6 Structural measures

To the extent that the Bidder communicates that it apparently intends no capital-market or corporate-law structural measures, the Management and Supervisory boards are of the opinion that, to this extent, none of the changes to be brought about by the Bidder are required either.

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8.2.7 Assets and liabilities of Biofrontera AG

To the extent that the Bidder communicates that it is pursuing no intentions in relating to the utilization of the assets and future liabilities of Biofrontera AG, the Management and Supervisory boards are of the opinion that, to this extent, none of the changes to be brought about by the Bidder are required either.

8.2.8 Prevention of an “early takeover”

The remarks made by the Bidder concerning preventing an “early takeover” of Biofrontera AG lack any rational basis. Already the suggestion that a group of “Maruho/Lübbert/Borer-Benchmark-Family&Friends” would exist, which would be jointly preparing a takeover, lies far removed from reality.

Furthermore, it should be noted that, in the case of a takeover bid, Biofrontera shareholders are protected by the provisions of the German Securities Acquisition and Takeover Act (WpÜG) at then-applicable minimum prices, which is not the case as regards the Offer made by the Bidder. To this extent, it is all the more remarkable that the Bidder, with its Offer to the Biofrontera shareholders, offers an economically inappropriate consideration, although for its part it claims to fear an “early takeover of the Company at an excessively low price”.

8.2.9 Continuation of litigation

The Management and Supervisory boards are of the opinion that no inner connection exists between the continuation of litigation against Biofrontera AG announced by Deutsche Balaton AG and DELPHI Unternehmensberatung AG and the Offer. The Management and Supervisory boards note that the litigation incurs costs to be borne by all shareholders and also ties up internal resources to a significant extent, thereby preventing them from being deployed productively.

8.2.10 Objectives relating to the Bidder

The objectives relating to the Bidder communicated by the Bidder cannot be evaluated by the Management and Supervisory boards of Biofrontera AG.

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8.3 Summarizing appraisal of the Bidder’s objectives

Overall, the Management and Supervisory boards appraise the targets and intentions communicated by the Bidder as negative. The Management and Supervisory boards cannot identify that the Bidder’s objectives, which, if the Bidder’s approach proves successful, could potentially entail an effective control of the Biofrontera Group, are based on a comprehensible operative strategy that lies in the interests of the Biofrontera Group.

Instead, the Management and Supervisory boards are of the opinion that the entire approach by the Bidder and the persons acting in concert with it makes it clear that they wish to implement considerable modifications to the structure of Biofrontera AG, namely to the very successful management by the Management and Supervisory boards to date, whereby the related risks, especially the loss of key personnel, are to be borne economically by the shareholders accepting the Offer.

9 Interests of the Management and Supervisory boards of Biofrontera AG

9.1 No guarantee or prospect of benefits

The Bidder and persons acting in concert with it have not granted or held out the prospect of unjustified monetary payments or other unjustified benefits in kind to the Target Company’s Management and Supervisory board members in connection with the offer.

9.2	Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this opinion / Voting abstentions

As of the date when this opinion was approved, Mr. Plaggemars was acting for persons acting in concert with the Bidder.

The members of the Management and Supervisory boards hereby declare that they have otherwise acted solely in the interests of the Target Company when issuing this opinion. To the extent that, according to the Bidder’s ideas whereby, if the Offer proves successful, personnel modifications are to be made to the Management and Supervisory boards, this does not substantiate any conflict of interest on the part of the respective board members which would prevent them collaborating in the writing and approval of this opinion. The relevant members of the Supervisory Board are in no way economically dependent on the compensation granted to them. As a matter of principle, the Management Board members would also retain their entitlement to compensation in the instance of an early recall from office. Above all, however, it cannot even be assumed that the Bidder and persons acting in concert with it will be able, given a successful offer, to pass resolutions at the General Meeting of Shareholders according to their ideas.

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The Management board has unanimously and without abstention approved this opinion.

The Supervisory Board approved this opinion with five (5) votes in favour and one (1) vote against.

10 Intention of the members of the Management and Supervisory boards to accept the offer

10.1 Management Board

The Chairman of the Management Board (CEO), Prof. Dr. Hermann Lübbert, holds a total of 744,678 Biofrontera shares.

Management Board member, Mr. Thomas Schaffer, holds a total of 46,265 Biofrontera shares and 1,500 ADS.

Management Board member, Mr. Christoph Dünwald, holds a total of 118,000 Biofrontera shares.

The Management Board members do not intend to accept the offer.

10.2 Supervisory Board

Mr. Jürgen Baumann, holds a total of 37,624 Biofrontera shares.

Mr. Kevin Weber, holds a total of 5,000 Biofrontera shares.

The Supervisory Board members do not intend to accept the offer.

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11 Summarizing opinion of the Management and Supervisory boards

By way of conclusion, the Management and Supervisory boards are of the opinion that the consideration offered by the Bidder is insufficient.

Furthermore, the Management and Supervisory boards as well as the employees appraise the intentions relating to the Target Company as expressed by the Bidder in the Offer Document as negative. For this reason, they are of the opinion that a successful execution of the Offer in no way lies in the interests of Biofrontera AG, the Biofrontera Group, its employees and Biofrontera shareholders, but instead could significantly damage them.

Based on this and in accordance with the explanations contained in this opinion, the Management and Supervisory boards, based on their knowledge and assessments as of the date of this opinion, consequently recommend that the shareholders of the Target Company do not accept the Offer. Instead, it appears more reasonable to the Management and Supervisory boards that the Biofrontera shareholders themselves exercise their voting rights deriving from their Biofrontera shares, or, if required, authorize a third party accordingly, in order to be able to act flexibly, instead of transferring with the Biofrontera shares the voting right to the Bidder, while nonetheless being required to continue to largely bear the entirety of the economic risk from the Biofrontera shares.

Leverkusen, 11 June 2018

Biofrontera AG

The Management Board	The Supervisory Board

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Annex 7.5.7

Opinion of the employees of Biofrontera AG

Employees’ Opinion

pursuant to Section 27 (2) WpÜG

concerning the voluntary public tender offer in the form of a partial offer by

Deutsche Balaton Biotech AG

Heidelberg, Deutschland,

to the shareholders of

Biofrontera AG

to acquire up to 6,250,000 ordinary registered shares against payment of a cash consideration of EUR 1.00 as well as the transfer of a warrant pursuant to the terms of the offer document

The employees of Biofrontera AG and, to the extent specified below, its subsidiaries (together referred to as the “Biofrontera Group”), hereby issue their own Employees’ Opinion pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act (WpÜG) (“Opinion”) concerning the voluntary public purchase offer in the form of a partial offer (“Offer”) of Deutsche Balaton Biotech AG (“Bidder”) to the shareholders of Biofrontera AG to acquire up to 6,250,000 ordinary registered shares of Biofrontera AG against payment of a consideration per share in cash of EUR 1.00 as well as the transfer of a warrant according to the offer document (“Offer Document”):

We wholly reject the Offer as well as the targeted changes to the management of Biofrontera AG it contains.

In our eyes, the offer is nothing other than a further attempt by the Bidder and persons acting together with it, namely Deutsche Balaton AG, VV Beteiligungen AG, DELPHI Unternehmensberatung AG and finally Mr. Wilhelm K. T. Zours, to gain control over the business activities of the Biofrontera Group.

In our assessment, however, the Bidder, Deutsche Balaton AG and the other aforementioned parties fail to possess either the business expertise or the required credibility to manage Biofrontera AG. This impression is confirmed by the fact that, apart from vehement polemics directed against individual Management Board members and Supervisory Board members of Biofrontera AG, including in so-called open letters from Mr. Zours in his capacity as Supervisory Board Chairman of Deutsche Balaton AG, substantial and strategic proposals for the future orientation and further development of the Biofrontera Group have not been made in either the aforementioned offer or in the other publications of Mr. Zours’ corporate group. Instead, changes, which are unfounded in terms of content, are to be made to the Management and Supervisory boards of Biofrontera AG.

For us, this can only lead to the conclusion that the Bidder, Deutsche Balaton AG and the further aforementioned parties essentially have no corresponding plan and also fail to possess the expertise to develop such a plan within the business area of Biofrontera AG.

Deutsche Balaton AG entered into its significant investment in Biofrontera AG in early 2016. Since then, we have been appalled to observe its behavior and tactical maneuvering, including the fact that Biofrontera AG has been confronted with a large number of legal cases. We also interpret the events at the 2016 General Meeting of Shareholders as an attempt, already then, to appoint, through “jiggery-pokery”, a majority of the Supervisory Board of Biofrontera AG with individuals selected by Mr. Zours. To this are added the constant public accusations and abuse directed at our Management and Supervisory board members, including in the aforementioned open letters from Mr. Zours on behalf of Deutsche Balaton AG. The open letters from Mr. Zours on behalf of Deutsche Balaton AG are also especially remarkable for the fact that, at Deutsche Balaton AG, it is clearly not the Management Board members that issue public statements, but that instead another party is in charge. We are convinced that this approach and the underlying structures stand in contradiction with the respectful and values-based corporate philosophy we cultivate within the Biofrontera Group. A collaboration with bodies installed by Mr. Zours, in other words, potentially “front-men and front-women”, is out of the question for a considerable proportion of the employees and will potentially even lead to a mass exodus, especially of key business performers, in a manner that could jeopardize the company as a going concern.

The strategic management of our pharmaceutical company requires multifaceted and far-reaching knowledge at a number of levels, such as:

–	Pharmaceutical, preclinical and clinical development according to GCP in Europe and the USA

–	Regulatory affairs for pharmaceuticals and medical products in Europe and USA

–	Production according to GMP and logistics according to GDP

–	Reimbursement management in different healthcare systems

–	Medical affairs and knowledge/information management in accordance with local pharmaceutical legislation

–	Pharmacovigilance

–	Data protection

–	Patents and intellectual property

–	Marketing and sales

–	Quality management

–	Financial management of a company listed in both Germany and the USA

The Biofrontera Group knows how to cover this broad operative spectrum with highly motivated staff of many years’ experience, who work together closely, and on a coordinated and trusting basis with the Management Board. The past years’ successes are the result of the efficiency, commitment and professionalism of this comparatively small workforce. This generates a team spirit across the entire company, which also encompasses all Management Board members. The efforts with which Mr. Zours and Deutsche Balaton AG are endeavoring, in our opinion, to secure control over the company confirms how valuable and unique the Biofrontera Group is.

The intended, forced modifications to the management structure against the will of the employees and the Management Board runs directly counter to the successful basis of the company established over many years.

For this reason, we appeal to our shareholders to be aware of these aspects and risks, as, according to the Bidder’s proposal, you are the ones who, also by accepting the offer, are to continue to bear those risks.

In the selection of the intended new additions and new appointments proposed by the Bidder for the Supervisory and Management boards, we cannot identify an improved expertise in relation to the strategic controlling and consulting of a globally operating pharmaceutical company. Out of their own interests, the employees only accept collaboration with Management Board members who serve the company’s sustainable objectives and are appointed on grounds of their expertise. Through the restructurings to the Management Board as proposed by the Bidder, we believe the company will be significantly weakened, as the Management Board members’ different competences are not taken into consideration. The way in which Deutsche Balaton AG repeatedly appoints a particular group of individuals to its portfolio companies in order to manage them, enhances such concern.

Many employees of the Biofrontera Group are small shareholders themselves. None of the signatories to this opinion, who at the same time is a shareholder of Biofrontera AG, will accept the Bidder’s offer. We, who with our daily effort contribute to structure the progress and success of the Biofrontera Group, back the Company’s active management, and appeal to all shareholders in our company to do likewise and not accept the offer.

We confirm this with our signatures below.

Leverkusen, 5 June 2018

Signatures to the Employees’ Opinion pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act (WpÜG)

Name/signature	Employee of (please state the company for which you work)
100% of the employees*	Biofrontera AG
100% of the employees*	Biofrontera Bioscience GmbH
100 % of the employees in Germany*	Biofrontera Pharma GmbH

* Signature pages are physically present at the company´s office.

Annex 7.5.7

Opinion Letter

of

IVC Independent Valuation & Consulting Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Girardetstraße 2, D 45131 Essen, Postfach 34 02 19, D 45074 Essen
Aufsichtsratsvorsitzender: Dr. Andreas Keil, Vorstand: WP Dr. Lars Franken, WP Dr. Jörn Schulte
T + 49 (0) 201-31 04 83-0, F + 49 (0) 201-31 04 83-99, www.ivc-wpg.com, Amtsgericht Essen HRB 18684

**Private & Confidential**

Independent
Valuation & Consulting IVC

11 June 2018
lars.franken@ivc-wpg.com
+49 (0) 201-31 04 83 85

**Fairness Opinion on the financial appropriateness of the consideration offered by Deutsche Balaton Biotech AG to the shareholders of Biofrontera AG – Opinion Letter**

Dear Sir or Madam,

the Management of Biofrontera AG, Leverkusen (hereinafter "Biofrontera" or "Company" or "Target Company") has engaged us to submit a statement (fairness opinion) concerning the financial appropriateness of the consideration offered by Deutsche Balaton Biotech AG, Heidelberg (previously trading under the name of "deltus 30th AG", hereinafter "DB Biotech" or "Bidder").

## A. Engagement and execution of engagement

Biofrontera is specialized in the development and commercialization of innovative dermatological drugs and therapies, including therapies for the treatment of certain forms of non-melanoma skin cancer.

On 28 May 2018, DB Biotech published a voluntary public purchase offer for up to 6,250,000 shares of Biofrontera (equivalent to around 14 % of the issued shares of Biofrontera) according to Section 14 para. 2 and 3 German Securities Acquisition and Takeover Act [*WpÜG*]. The purpose of the purchase offer is to exceed the blocking minority threshold of 25 % by the Bidder together with the shareholders/persons, e.g. DELPHI Unternehmensberatungs AG and Deutsche Balaton AG, acting in concert with it. Deutsche Balaton AG is with a (direct) share of voting rights of app. 9.28 % (see purchase offer Document – 28 May 2018) one of the major shareholders of Biofrontera.

non binding convinience translation

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On 16 March 2018, Deutsche Balaton AG had announced its decision to issue a voluntary public purchase offer in the form of a partial offer for up to 6,250,000 shares of Biofrontera AG pursuant to Section 10 (1) Clause 1 WpÜG. Against this background, Biofrontera – in respect to an opinion relating to a potential succeeding purchase offer according to Section 27 WpÜG – (preventativly) engaged IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen (hereinafter „IVC"), on 4 April 2018 with the preparation of a fairness opinion (comprising an Opinion Letter and a Valuation Memorandum) for the independent assessment of the proportion of the offer and the required consideration for the purpose of information of Management and the Supervisory Board of Biofrontera.

Following the prohibition from the Federal Financial Supervisory Authority of Germany [*BaFin*] of the voluntary public purchase offer of Deutsche Balaton AG, DB Biotech, a direct subsidiary of Deutsche Balaton AG, at that time trading under the name of "deltus 30th AG", announced on 25 April 2018 its decision to issue a voluntary public purchase offer in the form of a partial offer for up to 6,250,000 shares of Biofrontera AG. The publication of the respective purchase offer took place on 28 May 2018. Against this background, Biofrontera – in respect to an opinion relating to the purchase offer according to Section 27 WpÜG – in continuation resp. extension of the before stated engagement, engaged us for an independent assessment of the proportion of the offer and the required consideration for the purpose of information of Management and the Supervisory Board of Biofrontera.

IVC's opinion is based on the IDW Standards prepared by the Institute of Public Auditors in Germany, Incorporated Association [*Institut der Wirtschaftsprüfer in Deutschland e.V. - IDW*]: "IDW Standard: Principles for the Preparation of Fairness Opinions (IDW S 8)" [*"Grundsätze für die Erstellung von Fairness Opinions (IDW S 8)"*].

The opinion date has been determined to the signing day of this Fairness Opinion (11 June 2018).

For the purposes of this IDW Standard, a given transaction price is financially fair when it lies within a range of values determined using an income approach and reference transaction prices (the benchmarking function). If a recent valuation in accordance with IDW S 1 is available for the transaction target, this should be used as a benchmark. The public auditor should provide reasons for the weighting given to the different methods (cf. IDW S 8, para. 6).

non-binding convinience translation

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Independent Valuation & Consulting IVC

The methods and analyses applied in assessing the transaction price and supplementary information usually yield a range as a benchmark. The public auditor must assess the reliability of the range determined using the various methods in order to eliminate any outliers, thereby narrowing the range further. For the purposes of this IDW Standard, the transaction price is fair if it, in the case of a sale, it lies within or above the range, or, in the case of an acquisition, within or below the range (cf. IDW S 8, para. 30).

Against this background and following our engagement by Biofrontera we as an independent and impartial expert assessed at the opinion date 11 June 2018, whether the consideration offered comprising

- a payment of a consideration in cash of EUR 1.00 per Biofrontera share and the
- transfer of a warrant according to the terms and conditions of the purchase offer Document dated 28 May 2018 per Biofrontera share is financially appropriate within the meaning of "IDW Standard: Principles for the Preparation of Fairness Opinions (IDW S 8)".

non-binding convinience translation

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Our IVC opinion is rendered for the sole purpose of informing the management board and the supervisory board of Biofrontera. It is no substitute for an independent assessment of the consideration offered by DB Biotech. It does not contain any recommendation to accept or reject the Offer. Moreover, it does not include any assessment as to whether the terms and conditions of the transaction meet the legal requirements. The presented valuations are only suitable for the determination of assessment benchmarks for the transaction price to be assessed. They do not have the purpose of an independent valuation and / or assessment of the target company, e.g. to determine Biofronteras fair value or present value.

Our work in accordance with IDW S 8 does not include an audit or review of information presented to us by Biofrontera or third parties.

The conduct of the mandate and our responsibility is governed by the General Engagement Terms for German Public Auditors and Public Audit Firms in the version dated 1 January 2017 [*Allgemeine Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften vom 1. Januar 2017*].

non-binding convinience translation

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## B. Informationbasis

We conducted our work from 4 April 2018 until 11 June 2018 in the offices of Biofrontera in Leverkusen as well as in our office in Essen.

In particular we have received the following documents from Biofrontera:

- annual reports of Biofrontera AG for the accounting year 2014, 2015, 2016 and 2017,
- audit reports of Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, for the consolidated financial statements of Biofrontera AG for the financial years 2014, 2015, 2016, 2017 and
- Multi year planning of Biofrontera AG (dated: 6 April 2018).

In addition, we accessed publicly available information and capital markets data from the financial information service providers Thomson Reuters EIKON and S&P Capital IQ for our work.

Information was given to us in particular by

- Mr. Thomas Schaffer, Chief Financial Officer of Biofrontera AG, Leverkusen,
- Mr. Hans-Dieter Stock, Vice President of Controlling of Biofrontera AG, Leverkusen,
- Ms. Andrea Piotraschke, Director of Accounting of Biofrontera AG, Leverkusen.

The Management Board of Biofrontera confirmed to us in a letter of representation that all information and records which are important for our assessment of the appropriateness of the consideration offered were completely and correctly issued and provided.

non-binding convinience translation

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Independent Valuation & Consulting IVC

## C. Benchmark for the assessment of financial appropriateness

Within the given purchase offer, the consideration comprises a cash component to the extent of EUR 1.00. The predominant portion of the total value of the consideration offered relates to the value of the warrant.

Each warrant entitles the holder (shareholders accepting the purchase offer) until 30 November 2020 to demand against a payment of an amount of EUR 1.00 (strike price) the transfer of one Biofrontera share. The voting rights from the Biofrontera shares, for which the purchase offer is accepted, transfer to the Bidder until the warrant is exercised. If Biofrontera AG realizes a dividend payment, such dividends are in accordance to the warrant conditions forwarded to the warrant holders (Section 8 of the warrant conditions). If Biofrontera AG implements any capital measures, warrant holders are by "passing through" in principle economically been treated (Section 8 of the warrant conditions) as if, as if they were (original) owners of the Biofrontera shares.

The economic position of the Biofrontera shareholder by accepting the purchase offer is effected as followed:

- Economic advantage related to the acceptence of the purchase offer:
    - The effect of this combination of cash component and grant of a warrant for the purchase offer accepting shareholder is a hedge against downside-risks relating to a drop in the Biofrontera share price below the mark of EUR 1,00.

non-binding convinience translation

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Independent
Valuation & Consulting IVC

- Main economic disadvantages related to the acceptence of the purchase offer:
  - During the term of the warrant, a Biofrontera shareholder accepting the purchase offer  Biofrontera AG, abstains from the voting right, which is transferred to the bidder for the term of the warrant.
  - The factual realization of the exercise of the warrant depends on the future economic condition of the Bidder (issuer- / return-risk of the Bidder).
  - The acceptence of the purchase offer as well as the exercise of the warrant can be associated with transaction costs for the accepting shareholders. Furthermore the acceptence of the purchase offer and/or the exercise of the warrant could affect personal taxes of a Biofrontera shareholder.

As a result, Biofrontera shareholders accepting the purchase offer still bear (nearly) the full chances and risks of the Biofrontera share. For the assessment of the economic net effect of the purchase offer, the absolute value of a Biofrontera share therefore is a minor issue.

Within the purchase offer, the Bidder has announced his intention for several arrangements and targets for the forthcoming General Meeting of Shareholders of Biofrontera AG; a formal obligation for corresponding actions of the DB Biotech does not exist.

From our point of view, the intended measures announced in the purchase offer of the DB Biotech ultimately do not effect the decisions of the Biofrontera shareholders:

Even if a shareholder is considering the implementation of the announced actions as economical beneficial, compared to an unspecific exercise or transfer of his voting rights, the Biofrontera shareholder can realize this benefit also in the situation, if he still is invested in Biofrontera stocks resp. not accepting the purchase offer:

- the Biofrontera shareholders can exercise their voting rights in a corresponding manner themselves at the (annual) General Meetings of Shareholders of Biofrontera AG directly or
- the shareholders can transfer - with an authorization and a corresponding binding instruction - their voting rights to a third party of their choice or announce a representative of their choice.

non-binding convinience translation

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From our point of view, there are no prohibitive transaction costs contradicting such a transfer / appointment.

Furthermore there are no constraints (like disqualification periods) regarding the exercise of the voting right for the Biofrontera shareholder in the alternative actions considered before.

In case a (former) shareholder – succeeding to the acceptance of the purchase offer - wants to retrieve the voting right by exercising the warrant, he is subject to certain exception periods according to Section 3 para. 2 a of the warrant conditions: From the date of the announcement in the German Federal Gazette [*Bundesanzeiger*]

until the end of the day of the respective General Meeting of Shareholders or the withdrawal of the demand for the convening of such a meeting, the warrant can not be exercised. In consequence, the warrant could not be exercised by the purchase offer accepting shareholder (and the voting right could not be retrieved), when the voting rights derived from the Biofrontera-shares can concretely be exercised at the General Meetings of Biofrontera shareholders.

non-binding convenience translation

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Independent
Valuation & Consulting IVC

According to the option conditions, the Biofrontera shareholder accepting the purchase offer also receives the right to co-sell under certain conditions in a bundle sale of Biofrontera shares by Deutsche Balaton AG on the appropriate terms. In principle the receipt of this (one-sided) right constitutes another advantage. Nevertheless, we have no indications that this also leads to a concrete advantage:

- We have no information that there are concrete sales intentions of Deutsche Balaton AG. Rather the current overall picture that is recognizable to us, indicates that Deutsche Balaton AG, together with the companies acting in concert to it, intends to expand its influence on Biofrontera - in particular through the purchase offer.
- The conditions for participation (co-sale right) are designed in such a way that their fulfillment or non-fulfillment is largely controllable by Deutsche Balaton AG; insofar the fulfillment of the condition does not exclusively depend on external "third factors". Even if Deutsche Balaton AG receives an "attractive" offer to sell its Biofrontera shares, a Biofrontera shareholder contemplating the purchase offer (relevant in this case) can therefore not assume that he will participate in it through a right of co-sale.

Against this background, the right of co-sale contained in the option conditions was not to be taken into account as an additional benefit in the assessment of the financial appropriateness of the consideration offered.

non-binding convinience translation

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Independent Valuation & Consulting IVC

To determine the benchmark for the assessment of the economic advantages and disadvantages or rather the resulting economic net effect from the acceptance of the offer, we have applied the following methods:

- Analysis of hedging against price declines (option valuation method)

  The economic benefit for Biofrontera shareholders accepting the purchase offer of hedging against a price decline below EUR 1.00 was analyzed with Black-Scholes models using alternative assumptions, in particular the value of a Biofrontera share and the expected volatility.

- Analysis of the valuation or rather pricing of voting rights on the capital market

  As an initial point for the analysis of the valuation or rather pricing of voting rights on the capital market, observable price differences of preference shares and ordinary shares on the capital market are considered. We adjusted these by the values of any additional dividends and analyzed the impact of the free float of ordinary shares.

- Analysis of the issuer- / return-risk of the Bidder

  To estimate the issuer- / return-risk attributed to DB Biotech as the Bidder, we have analyzed in particular market assessments of probability of default and failure rates.[1] In view of the limited data situation, we focused primarily on market average sizes. We also assessed the proposed mechanism for exercising the warrant or rather the return of the stock.

non-binding convinience translation

1 DB Biotech has entered into a fiduciary relationship with Prisma Equity AG (a company affiliated with Deutsche Balaton AG) regarding the deposit of Biofrontera shares to service the warrant holders claims; the structure of this fiduciary relationship is only partially comprehensible for us, due to the fact that only a few details are given in the offer documents. Anyway the warrant holders are nevertheless principally exposed to issuer risk with regard to DB Biotech; this is already apparent from the corresponding risk presentation in Annex 4 (Section „D. Risiken“, D.2, second point, P-10) of the offer document.

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We have waived from explicitly taking into account any further disadvantages in relation to transaction costs and / or taxes resulting through the acceptance of the offer, because the non-advantageousness of the purchase offer already results from the above discussed advantages and disadvantages.

Although the assessment of the absolute value of a Biofrontera share is in terms of this transaction of inferior importance, we prepared an DCF-evaluation of Biofrontera – particularly with respect to the warrant – and compared the results with capital markets data:

- Capital value oriented approach: DCF-approach

  In order to derive the value of Biofrontera, we used a discounted-cash-flow approach.

  When the discounted cash flow method is used, the business value is determined by discounting cash flows. The relevant cash flows used were those cash flows to which all debt and equity owners are entitled (Free Cash Flow to the firm ("FCFF") method) and these are discounted with the weighted cost of capital (WACC method). If available, special values are taken into account and net financial debt is deducted.

  Our work was based on the Company's planning. We have reviewed these for obvious mistakes. The net earnings relevant to the valuation were discounted using a capitalization rate for an equivalent term and risk.
- Market approaches: Multiples

  Based on available financials from comparable listed companies (Peer Group), we have determined trading multiples and transaction multiples. Based on this, we checked the enterprise value of Biofrontera for plausibility.

- Further plausibility analysis: stock exchange price of Biofrontera and analysts' estimates

  We analyzed the stock exchange price in a period before the publication of the purchase offer. We further analyzed stock price estimates by analysts.

non-binding convinience translation

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## D. Summary

Based on our conducted activities in compliance with IDW S 8, we state that the consideration offered by the Bidder comprising

- a cash payment of EUR 1.00 and
- the grant of a warrant according to the terms and conditions of the purchase offer Document dated 28 May 2018 per Biofrontera share is not financially appropriate in the meaning of IDW Standard: "Principles for the Preparation of Fairness Opinions (IDW S 8)".

We are issuing this Opinion Letter on the basis of the documents and information provided to us and taking into account the professional standards as established especially in Section 2 and Section 43 of the Act on the Code of Professional Practice for German Public Auditors [*Wirtschaftsprüferordnung*]

Essen, 11 June 2018

IVC Independent Valuation & Consulting
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Dr. Jörn Schulte
(Wirtschaftsprüfer)

Dr. Lars Franken
(Wirtschaftsprüfer)

non-binding convinience translation

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[Translator's notes are in square brackets]

# General Engagement Terms
## for
## Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
## [German Public Auditors and Public Audit Firms]
## as of January 1, 2017

DokID:

### 1. Scope of application

**(1)** These engagement terms apply to contracts between German Public Auditors (*Wirtschaftsprüfer*) or German Public Audit Firms (*Wirtschaftsprüfungsgesellschaften*) – hereinafter collectively referred to as "German Public Auditors" – and their engaging parties for assurance services, tax advisory services, advice on business matters and other engagements except as otherwise agreed in writing or prescribed by a mandatory rule.

**(2)** Third parties may derive claims from contracts between German Public Auditors and engaging parties only when this is expressly agreed or results from mandatory rules prescribed by law. In relation to such claims, these engagement terms also apply to these third parties.

### 2. Scope and execution of the engagement

**(1)** Object of the engagement is the agreed service – not a particular economic result. The engagement will be performed in accordance with the German Principles of Proper Professional Conduct (*Grundsätze ordnungsmäßiger Berufsausübung*). The German Public Auditor does not assume any management functions in connection with his services. The German Public Auditor is not responsible for the use or implementation of the results of his services. The German Public Auditor is entitled to make use of competent persons to conduct the engagement.

**(2)** Except for assurance engagements (*betriebswirtschaftliche Prüfungen*), the consideration of foreign law requires an express written agreement.

**(3)** If circumstances or the legal situation change subsequent to the release of the final professional statement, the German Public Auditor is not obligated to refer the engaging party to changes or any consequences resulting therefrom.

### 3. The obligations of the engaging party to cooperate

**(1)** The engaging party shall ensure that all documents and further information necessary for the performance of the engagement are provided to the German Public Auditor on a timely basis, and that he is informed of all events and circumstances that may be of significance to the performance of the engagement. This also applies to those documents and further information, events and circumstances that first become known during the German Public Auditor's work. The engaging party will also designate suitable persons to provide information.

**(2)** Upon the request of the German Public Auditor, the engaging party shall confirm the completeness of the documents and further information provided as well as the explanations and statements, in a written statement drafted by the German Public Auditor.

### 4. Ensuring independence

**(1)** The engaging party shall refrain from anything that endangers the independence of the German Public Auditor's staff. This applies throughout the term of the engagement, and in particular to offers of employment or to assume an executive or non-executive role, and to offers to accept engagements on their own behalf.

**(2)** Were the performance of the engagement to impair the independence of the German Public Auditor, of related firms, firms within his network, or such firms associated with him, to which the independence requirements apply in the same way as to the German Public Auditor in other engagement relationships, the German Public Auditor is entitled to terminate the engagement for good cause.

### 5. Reporting and oral information

To the extent that the German Public Auditor is required to present results in writing as part of the work in executing the engagement, only that written work is authoritative. Drafts are non-binding. Except as otherwise agreed, oral statements and explanations by the German Public Auditor are binding only when they are confirmed in writing. Statements and information of the German Public Auditor outside of the engagement are always non-binding.

### 6. Distribution of a German Public Auditor's professional statement

**(1)** The distribution to a third party of professional statements of the German Public Auditor (results of work or extracts of the results of work whether in draft or in a final version) or information about the German Public Auditor acting for the engaging party requires the German Public Auditor's written consent, unless the engaging party is obligated to distribute or inform due to law or a regulatory requirement.

**(2)** The use by the engaging party for promotional purposes of the German Public Auditor's professional statements and of information about the German Public Auditor acting for the engaging party is prohibited.

### 7. Deficiency rectification

**(1)** In case there are any deficiencies, the engaging party is entitled to specific subsequent performance by the German Public Auditor. The engaging party may reduce the fees or cancel the contract for failure of such subsequent performance, for subsequent non-performance or unjustified refusal to perform subsequently, or for unconscionability or impossibility of subsequent performance. If the engagement was not commissioned by a consumer, the engaging party may only cancel the contract due to a deficiency if the service rendered is not relevant to him due to failure of subsequent performance, to subsequent non-performance, to unconscionability or impossibility of subsequent performance. No. 9 applies to the extent that further claims for damages exist.

**(2)** The engaging party must assert a claim for the rectification of deficiencies in writing (*Textform*) [*Translators Note: The German term "Textform" means in written form, but without requiring a signature*] without delay. Claims pursuant to paragraph 1 not arising from an intentional act expire after one year subsequent to the commencement of the time limit under the statute of limitations.

**(3)** Apparent deficiencies, such as clerical errors, arithmetical errors and deficiencies associated with technicalities contained in a German Public Auditor's professional statement (long-form reports, expert opinions etc.) may be corrected – also versus third parties – by the German Public Auditor at any time. Misstatements which may call into question the results contained in a German Public Auditor's professional statement entitle the German Public Auditor to withdraw such statement – also versus third parties. In such cases the German Public Auditor should first hear the engaging party, if practicable.

### 8. Confidentiality towards third parties, and data protection

**(1)** Pursuant to the law (§ [Article] 323 Abs 1 [paragraph 1] HGB [German Commercial Code: *Handelsgesetzbuch*], § 43 WPO [German Law regulating the Profession of Wirtschaftsprüfer: *Wirtschaftsprüferordnung*], § 203 StGB [German Criminal Code: *Strafgesetzbuch*]) the German Public Auditor is obligated to maintain confidentiality regarding facts and circumstances confided to him or of which he becomes aware in the course of his professional work, unless the engaging party releases him from this confidentiality obligation.

**(2)** When processing personal data, the German Public Auditor will observe national and European legal provisions on data protection.

### 9. Liability

**(1)** For legally required services by German Public Auditors, in particular audits, the respective legal limitations of liability, in particular the limitation of liability pursuant to § 323 Abs. 2 HGB, apply.

**(2)** Insofar neither a statutory limitation of liability is applicable, nor an individual contractual limitation of liability exists, the liability of the German Public Auditor for claims for damages of any other kind, except for damages resulting from injury to life, body or health as well as for damages that constitute a duty of replacement by a producer pursuant to § 1 ProdHaftG [German Product Liability Act: *Produkthaftungsgesetz*], for an individual case of damages caused by negligence is limited to € 4 million pursuant to § 54 a Abs. 1 Nr. 2 WPO.

**(3)** The German Public Auditor is entitled to invoke demurs and defenses based on the contractual relationship with the engaging party also towards third parties.

All rights reserved. This form may not be reprinted, either in whole or in part, or copied in any manner, without the express written consent of the publisher.
© IDW Verlag GmbH · Tersteegenstraße 14 · 40474 Düsseldorf

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315

**(4)** When multiple claimants assert a claim for damages arising from an existing contractual relationship with the German Public Auditor due to the German Public Auditor's negligent breach of duty, the maximum amount stipulated in paragraph 2 applies to the respective claims of all claimants collectively.

**(5)** An individual case of damages within the meaning of paragraph 2 also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty regardless of whether the damages occurred in one year or in a number of successive years. In this case, multiple acts or omissions based on the same source of error or on a source of error of an equivalent nature are deemed to be a single breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the German Public Auditor is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

**(6)** A claim for damages expires if a suit is not filed within six months subsequent to the written refusal of acceptance of the indemnity and the engaging party has been informed of this consequence. This does not apply to claims for damages resulting from scienter, a culpable injury to life, body or health as well as for damages that constitute a liability for replacement by a producer pursuant to § 1 ProdHaftG. The right to invoke a plea of the statute of limitations remains unaffected.

## 10. Supplementary provisions for audit engagements

**(1)** If the engaging party subsequently amends the financial statements or management report audited by a German Public Auditor and accompanied by an auditor's report, he may no longer use this auditor's report.

If the German Public Auditor has not issued an auditor's report, a reference to the audit conducted by the German Public Auditor in the management report or any other public reference is permitted only with the German Public Auditor's written consent and with a wording authorized by him.

**(2)** If the German Public Auditor revokes the auditor's report, it may no longer be used. If the engaging party has already made use of the auditor's report, then upon the request of the German Public Auditor he must give notification of the revocation.

**(3)** The engaging party has a right to five official copies of the report. Additional official copies will be charged separately.

## 11. Supplementary provisions for assistance in tax matters

**(1)** When advising on an individual tax issue as well as when providing ongoing tax advice, the German Public Auditor is entitled to use as a correct and complete basis the facts provided by the engaging party – especially numerical disclosures; this also applies to bookkeeping engagements. Nevertheless, he is obligated to indicate to the engaging party any errors he has identified.

**(2)** The tax advisory engagement does not encompass procedures required to observe deadlines, unless the German Public Auditor has explicitly accepted a corresponding engagement. In this case the engaging party must provide the German Public Auditor with all documents required to observe deadlines – in particular tax assessments – on such a timely basis that the German Public Auditor has an appropriate lead time.

**(3)** Except as agreed otherwise in writing, ongoing tax advice encompasses the following work during the contract period:

**a)** preparation of annual tax returns for income tax, corporate tax and business tax, as well as wealth tax returns, namely on the basis of the annual financial statements, and on other schedules and evidence documents required for the taxation, to be provided by the engaging party

**b)** examination of tax assessments in relation to the taxes referred to in (a)

**c)** negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

**d)** support in tax audits and evaluation of the results of tax audits with respect to the taxes referred to in (a)

**e)** participation in petition or protest and appeal procedures with respect to the taxes mentioned in (a).

In the aforementioned tasks the German Public Auditor takes into account material published legal decisions and administrative interpretations.

**(4)** If the German Public auditor receives a fixed fee for ongoing tax advice, the work mentioned under paragraph 3 (d) and (e) is to be remunerated separately, except as agreed otherwise in writing.

**(5)** Insofar the German Public Auditor is also a German Tax Advisor and the German Tax Advice Remuneration Regulation (*Steuerberatungsvergütungsverordnung*) is to be applied to calculate the remuneration, a greater or lesser remuneration than the legal default remuneration can be agreed in writing (*Textform*).

**(6)** Work relating to special individual issues for income tax, corporate tax, business tax, valuation assessments for property units, wealth tax, as well as all issues in relation to sales tax, payroll tax, other taxes and dues requires a separate engagement. This also applies to:

**a)** work on non-recurring tax matters, e.g. in the field of estate tax, capital transactions tax, and real estate sales tax;

**b)** support and representation in proceedings before tax and administrative courts and in criminal tax matters;

**c)** advisory work and work related to expert opinions in connection with changes in legal form and other re-organizations, capital increases and reductions, insolvency related business reorganizations, admission and retirement of owners, sale of a business, liquidations and the like, and

**d)** support in complying with disclosure and documentation obligations.

**(7)** To the extent that the preparation of the annual sales tax return is undertaken as additional work, this includes neither the review of any special accounting prerequisites nor the issue as to whether all potential sales tax allowances have been identified. No guarantee is given for the complete compilation of documents to claim the input tax credit.

## 12. Electronic communication

Communication between the German Public Auditor and the engaging party may be via e-mail. In the event that the engaging party does not wish to communicate via e-mail or sets special security requirements, such as the encryption of e-mails, the engaging party will inform the German Public Auditor in writing (*Textform*) accordingly.

## 13. Remuneration

**(1)** In addition to his claims for fees, the German Public Auditor is entitled to claim reimbursement of his expenses; sales tax will be billed additionally. He may claim appropriate advances on remuneration and reimbursement of expenses and may make the delivery of his services dependent upon the complete satisfaction of his claims. Multiple engaging parties are jointly and severally liable.

**(2)** If the engaging party is not a consumer, then a set-off against the German Public Auditor's claims for remuneration and reimbursement of expenses is admissible only for undisputed claims or claims determined to be legally binding.

## 14. Dispute Settlement

The German Public Auditor is not prepared to participate in dispute settlement procedures before a consumer arbitration board (*Verbraucherschlichtungsstelle*) within the meaning of § 2 of the German Act on Consumer Dispute Settlements (*Verbraucherstreitbeilegungsgesetz*).

## 15. Applicable law

The contract, the performance of the services and all claims resulting therefrom are exclusively governed by German law.

DokID:

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315